UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 10-K

☑ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended June 29, 2024

or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _____ to _____

Commission file number 1-4224

Avnet, Inc.
(Exact name of registrant as specified in its charter)

New York	**11-1890605**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
2211 South 47th Street,	
Phoenix, Arizona	**85034**
(Address of principal executive offices)	*(Zip Code)*

Registrant's telephone number, including area code (480) 643-2000

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which registered:
Common stock, par value $1.00 per share	AVT	Nasdaq Global Select Market

Securities registered pursuant to Section 12(g) of the Act:
None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☑ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☑

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☑ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☑ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer", "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer ☑   Accelerated Filer ☐   Non-accelerated Filer ☐   Smaller Reporting Company ☐   Emerging Growth Company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☑

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements ☐

Indicate by check mark whether any of those error corrections are restatements that require a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to Section 240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☑

The aggregate market value (approximate) of the registrant's common equity held by non-affiliates based on the closing price of a share of the registrant's common stock for Nasdaq Global Select Market composite transactions on December 29, 2023 (the last business day of the registrant's most recently completed second fiscal quarter) was $4,483,722,802.

As of August 2, 2024, the total number of shares outstanding of the registrant's Common Stock was 88,112,466 shares, net of treasury shares.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement (to be filed pursuant to Reg. 14A) relating to the Annual Meeting of Shareholders anticipated to be held on November 22, 2024, are incorporated herein by reference in Part III of this Report.

TABLE OF CONTENTS

PART I

Item 1. Business

Avnet, Inc. and its consolidated subsidiaries (collectively, the "Company" or "Avnet"), is a leading global electronic component technology distributor and solutions provider that has served customers' evolving needs for more than a century. Founded in 1921, the Company works with electronic component manufacturers (suppliers) in every major electronic component segment to serve customers in more than 140 countries.

Avnet serves a wide range of customers: from startups and mid-sized businesses to enterprise-level original equipment manufacturers ("OEMs"), electronic manufacturing services ("EMS") providers, and original design manufacturers ("ODMs").

Organizational Structure

Avnet has two primary operating groups — Electronic Components ("EC") and Farnell ("Farnell"). Both operating groups have operations in each of the three major economic regions of the world: (i) the Americas, (ii) Europe, Middle East, and Africa ("EMEA") and (iii) Asia/Pacific ("Asia"). Each operating group has its own management team, who manage various functions within each operating group. Each operating group also has distinct financial reporting to the executive level, which informs operating decisions, strategic planning, and resource allocation for the Company as a whole. Regional divisions ("business units") within each operating group serve primarily as sales and marketing units to streamline sales efforts and enhance each operating group's ability to work with its customers and suppliers, generally along more specific geographies or product lines. However, each business unit relies heavily on support services from the operating groups, as well as centralized support at the corporate level.

A description of each operating group is presented below. Further financial information by operating group is provided in Note 16 "Segment information" to the consolidated financial statements appearing in Item 8 of this Annual Report on Form 10-K.

Electronic Components

Avnet's EC operating group primarily supports high and medium-volume customers. It markets, sells, and distributes electronic components from many of the world's leading electronic component manufacturers, including semiconductors, IP&E components (interconnect, passive and electromechanical components), and other integrated and embedded components.

EC serves a variety of markets ranging from industrial to automotive to defense and aerospace. It offers an array of customer support options throughout the entire product lifecycle, including both turnkey and customized design, supply chain, programming, logistics, and post-sales services.

Within the EC operating group for 2024, net sales of approximately 85% consist of semiconductor products, approximately 14% consist of interconnect, passive, and electromechanical components, and approximately 1% consist of computers.

Design Chain Solutions

EC offers design chain support that provides engineers with a host of technical design solutions, which helps EC support a broad range of customers seeking complex products and technologies. With access to a suite of design tools and engineering support, customers can get product specifications along with evaluation kits and reference designs that enable a broad range of applications from any point in the design cycle. EC also offers engineering and technical resources deployed globally to support product design, bill of materials development, and technical education and training. By utilizing EC's design chain support, customers can optimize their component selection and accelerate their time to market. EC's extensive electronic component offerings provides customers access to a diverse range of products from a complete spectrum of suppliers.

Supply Chain Solutions

EC's supply chain solutions provide procurement support and warehousing and logistics services to OEMs, EMS providers, and electronic component manufacturers, enabling them to optimize supply chains on a local, regional, or global basis. EC's internal competencies in supply chain, global warehousing and logistics, information technology, and asset management, combined with its global footprint and extensive supplier relationships, allows EC to develop supply chain solutions that provide for a deeper level of engagement with its customers. These customers can manage their supply chains to meet the demands of a competitive global environment without a commensurate investment in physical assets, systems, and personnel. With supply chain planning tools and a variety of electronic component management solutions, EC provides various solutions that meet a customer's requirements and minimize supply chain risk in a variety of scenarios.

Embedded and Integrated Solutions

EC provides embedded solutions, including technical design and integration and assembly of embedded products, systems, and solutions for a variety of end markets, including industrial and healthcare. EC also provides embedded display solutions, including touch and passive displays. In addition, EC develops and produces standard board and industrial subsystems and application-specific devices that enable it to produce specialized systems tailored to specific customer requirements. EC serves OEMs that require embedded systems and solutions, including engineering, product prototyping, integration, and other value-added services in the medical, telecommunications, industrial, and digital editing markets.

EC also provides integrated solutions and services for software companies that bring their intellectual property to market via hardware solutions, including custom-built servers.

Farnell

Avnet's Farnell operating group primarily supports lower-volume customers that need electronic components quickly to develop, prototype, and test their products. It distributes a comprehensive portfolio of kits, tools, electronic components, industrial automation components, and test and measurement products to both engineers and entrepreneurs, primarily through an e-commerce channel. Farnell also distributes new product introductions for its suppliers across their various product categories.

Within the Farnell operating group for 2024, net sales of approximately 16% consists of semiconductor products, approximately 45% consists of interconnect, passive, and electromechanical components, approximately 5% consists of single-board computers, and approximately 34% consists of other products and services, including test and measurement and maintenance, repair, and operations products.

Major Products

One of Avnet's competitive strengths is the breadth and quality of the suppliers whose products it distributes. Products from one supplier were approximately 10% of consolidated sales during fiscal years 2024 and 2023, and no single supplier exceeded 10% of consolidated sales during fiscal year 2022. Listed in the table below are the major product categories and the Company's approximate sales of each during the past three fiscal years. "Other" consists primarily of test and measurement and maintenance, repair, and operations (MRO) products.

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Millions)		
Semiconductors	$ 19,030.3	$ 21,366.5	$ 18,380.2
Interconnect, passive & electromechanical (IP&E)	3,745.9	4,150.6	4,639.1
Computers	382.8	520.8	663.2
Other	598.1	499.0	628.2
Sales	$ 23,757.1	$ 26,536.9	$ 24,310.7

Competition & Markets

The electronic components industry is competitive. The Company's major competitors include: Arrow Electronics, Future Electronics, World Peace Group, and WT Microelectronics for EC; Mouser Electronics, Digi-Key Electronics, and RS Components for Farnell. There are also certain smaller, specialized competitors who generally focus on particular sectors or on narrower geographic locations, markets, or products. As a result of these factors, Avnet's pricing and product selection and availability must remain competitive.

A key competitive factor in the electronic component distribution industry is the need to carry a sufficient amount and selection of inventory to meet customers' demand and various delivery requirements. To minimize its exposure related to inventory on hand, the Company purchases most of its products pursuant to franchised distribution agreements, which typically provide certain protections for product obsolescence and price erosion. These agreements are generally cancelable upon 30 to 180 days' notice and, in most cases, provide for or require inventory return privileges upon cancellation. In addition, the Company enhances its competitive position by offering a variety of value-added services, which are tailored to individual customer specifications and business needs, such as design support, point of use replenishment, labelling, testing, assembly, programming, supply chain management, and materials management.

A competitive advantage is the breadth of the Company's supplier product line card. Because of the number of Avnet's suppliers, many customers can simplify their procurement process and can make all or substantially all of their required electronic component purchases from Avnet, rather than purchasing from several different parties.

Seasonality

Historically, Avnet's business has not been materially impacted by seasonality, except for an impact on consolidated results from shifts in geographic sales trends from Asia in the first half of a fiscal year to the Americas and EMEA regions in the second half of a fiscal year, which impact gross profit and operating income margins as a result of such seasonal geographic sales mix changes.

Human Capital

The Company values its employees and recognizes their significant contributions to the Company's success. Its core values of integrity, customer focus, ownership, teamwork, and inclusiveness provide a foundation for its culture and are key expectations of employees. The Company's culture and commitment to its employees are vital to attracting, motivating, and retaining exceptional talent. Consequently, the Company invests in its global workforce to drive diversity and inclusion; provide fair and competitive pay and benefits; foster employee development; promote employees health and safety; and understand employees' experiences and identify opportunities to improve.

Additional information regarding the Company's Human Capital programs, initiatives, and metrics can be found on its website, including in its Sustainability Reports accessible on its website. The Sustainability Reports and other information contained on the Company's website are not incorporated by reference into this Annual Report.

Number of Employees

As of June 29, 2024, the Company's global workforce totaled approximately 15,462 employees across 48 countries. Broken down by geographic region, approximately 4,294 employees are in the Americas, 6,494 employees are in EMEA, and 4,674 employees are in Asia.

Compensation, Benefits and Wellness

The Company strives to pay all its employees competitively and fairly, without regard to gender, race, or other personal characteristics. The Company sets pay ranges based on market data and considers an employee's role, experience, tenure, job location, and job performance. The Company periodically reviews its compensation practices, both in terms of its overall workforce and individual employees, to help ensure that pay remains competitive and fair.

The Company offers an array of benefits that support employees' well-being. Through its THRIVE program, the Company offers resources covering (1) physical and mental health, fitness, and well-being; (2) professional growth, skills, and development; (3) total rewards, retirement planning and money management; and (4) community connections, networks, and social interests.

Development and Training

The Company provides career development training and opportunities to help employees reach their potential. The performance management process provides ongoing performance, goals, and development discussions between employees and their leaders. Learning and development resources include mentoring programs and internal and external trainings, which cover a variety of technical, business, interpersonal, and leadership topics. Additionally, certain programs are available for leaders to develop skills in effective goal setting, coaching, feedback, and development. Talent and succession planning activities are conducted for the Company's executive officers at least annually and periodically for other senior leaders.

Health and Safety

The Company strives to create workspaces and practices that foster a safe and secure work environment. In fiscal 2024, continued progress was made with implementing the multi-year plan to improve alignment and consistency of management systems, policies, and procedures; provide comprehensive health and safety training to employees relevant to their specific work functions; drive continual improvement processes with a focus on identified risks; and increase ISO certifications at operational sites. As of June 29, 2024, the Company has 26 operational sites, of which eight are certified to ISO 45001 and 17 are certified to ISO 14001.

Diversity, Equity, and Inclusion ("DEI")

The Company's DEI vision is (i) an employee population that reflects the diverse communities in which they live, work, and do business, and (ii) a culture that seeks out varying perspectives, which allows the best ideas to come to light. The Company is committed to making employment decisions based on merit and the needs of the Company's business, while ensuring equal employment opportunities for all applicants and employees regardless of race, gender, national origin, or other protected characteristic. The Company's Global DEI Council, a global cross-functional team of leaders, oversees inclusion efforts. The council meets regularly and engages with colleagues across the Company to connect DEI initiatives to the Company's broader business strategy.

The Company's Equal Opportunity, Diversity, and Inclusion Policy actively promotes DEI in the Company's talent management practices. The Company's commitment to diversity is evidenced by the makeup of its Board of Directors, which as of June 29, 2024, was 30% women and 50% racially and ethnically diverse (including Middle Eastern origin). In addition, for fiscal years 2021 through 2024, executive's annual incentive compensation included non-financial performance goals that consist in part on DEI.

The Company's employee-led Employee Resource Groups (ERGs) provide a forum for employees to communicate and exchange ideas, build a network of relationships across the Company, and support each other in personal and career development. The Company's eight ERGs support the following communities: women, Asian and Pacific Islanders, Blacks, Hispanic and Latinos, U.S. veterans, LGBTQ+, later career employees; and environmental and sustainability causes.

Employee Engagement

The Company engages with its employees and encourages open and direct feedback through employee engagement surveys. Through such surveys, the Company regularly collects feedback to better understand its employees' experiences and identify opportunities to improve the work environment, increase employee satisfaction, and strengthen its culture. In fiscal 2024, the Company conducted its regular global employee engagement survey and achieved a participation rate of 71.6%, an increase over fiscal 2023.

Available Information

The Company files its annual report on Form 10-K, quarterly reports on Form 10-Q, Current Reports on Form 8-K, proxy statements, and other documents (including registration statements) with the U.S. Securities and Exchange Commission ("SEC") under the Securities Exchange Act of 1934 or the Securities Act of 1933, as applicable. The Company's SEC filings are available to the public on the SEC's website at http://www.sec.gov and through The Nasdaq Global Select Market ("Nasdaq"), 165 Broadway, New York, New York 10006, on which the Company's common stock is listed.

A copy of any of the Company's filings with the SEC, or any of the agreements or other documents that constitute exhibits to those filings, can be obtained by request directed to the Company at the following address and telephone number:


Avnet, Inc.
2211 South 47th Street
Phoenix, Arizona 85034
(480) 643-2000
Attention: Corporate Secretary


The Company also makes these filings available, free of charge, through its website (see "Avnet Website" below).

Avnet Website

In addition to the information about the Company contained in this Report, extensive information about the Company can be found at http://www.avnet.com, including information about its management team, products and services, and corporate governance practices.

The corporate governance information on the Company's website includes the current version of the Company's Corporate Governance Guidelines, the Code of Conduct, and the charters for each of the committees of its Board of Directors. Waivers granted to directors and executive officers under the Code of Conduct, if any, will be posted in this area of the website. These documents can be accessed at ir.avnet.com/documents-charters. Printed versions can be obtained, free of charge, by writing to the Company at the address listed above in "Available Information."

The Company's filings with the SEC, as well as Section 16 filings made by any of the Company's executive officers or directors with respect to the Company's common stock, are available on the Company's website (ir.avnet.com/financial-information/sec-filings) as soon as reasonably practicable after the filing is electronically filed with, or furnished to, the SEC.

These details about the Company's website and its content are only for information. The contents of the Company's website are not, nor shall they be deemed to be, incorporated by reference in this Report.

Item 1A. Risk Factors

Forward-Looking Statements and Risk Factors

This Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended ("Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act") with respect to the financial condition, results of operations, and business of Avnet. These statements are generally identified by words like "believes," "plans," "projects," "expects," "anticipates," "should," "will," "may," "estimates," or similar expressions. Forward-looking statements are subject to numerous assumptions, risks, and uncertainties, and actual results and other outcomes could differ materially from those expressed or implied in the forward-looking statements. Any forward-looking statement speaks only as of the date on which that statement is made. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements to reflect events or circumstances that occur after the date on which the statement is made.

Risks and uncertainties that may cause actual results to differ materially from those contained in the forward-looking statements include the risk factors discussed below as well as risks and uncertainties not presently known to the Company or that management does not currently consider material. Such factors make the Company's operating results for future periods difficult to predict and, therefore, prior results do not necessarily indicate results in future periods. Some of the risks disclosed below may have already occurred, but not to a degree that management considers material unless otherwise noted. Any of the below factors, or any other factors discussed elsewhere in this Report, may have an adverse effect on the Company's financial condition, operating results, prospects, and liquidity. Similarly, the price of the Company's common stock is subject to volatility due to fluctuations in general market conditions; actual financial results that do not meet the Company's or the investment community's expectations; changes in the Company's or the investment community's expectations for the Company's future results, dividends, or share repurchases; and other factors, many of which are beyond the Company's control.

Business and Operations Risks

Changes in customer needs and consumption models

Changes in customer product demands and consumption models may cause a decline in the Company's billings, which would have a negative impact on the Company's financial results. Changes in technology (such as artificial intelligence) could reduce the types or quantity of services that customers require from the Company. While the Company attempts to identify changes in market conditions as soon as possible, the dynamics of the industries in which it operates make it difficult to predict and timely react to such changes, including those relating to product capacity and lead times. Also, future downturns, inflation, or supply chain challenges, including in the semiconductor, embedded solutions, maintenance, and test and measurement industries, could adversely affect the Company's relationships with its customers, operating results, and profitability.

Specifically, the semiconductor industry experiences periodic fluctuations in product supply and demand (often associated with changes in economic conditions, technology, and manufacturing capacity) and suppliers may not adequately predict or meet customer demand. Geopolitical uncertainty (including from military conflicts, health-related crises, and international trade disputes) have led, and may continue to lead, to shortages, extended lead times, and unpredictability in the supply of certain semiconductors and other electronic components. In reaction, customers may over order to ensure sufficient inventory, which, when the shortage lessens, may result in order cancellations and decreases. In cases where customers have non-cancellable/ non-returnable orders, customers may not be able or willing to carry out the terms of the orders. The Company's prices to customers depend on many factors, including product availability, supplier costs, and competitive pressures. In fiscal 2024 and 2023, pricing to customers increased due to higher costs from suppliers, as well as higher freight and other costs. However, the Company may not be able to maintain higher prices to customers in the future. As product becomes more available, customer and competitive pressures may lower prices to customers, which could reduce the Company's margins. In addition, the Company may be unable to increase prices to customers to offset higher internal costs, which could also reduce margins. During fiscal 2024, 2023, and 2022, sales of semiconductors represented approximately 80%, 81%, and 76% of the Company's consolidated sales, respectively, and the Company's sales closely follow the strength or weakness of the semiconductor industry. These conditions make it more difficult to manage the Company's business and predict future performance.

Disruptions to key supplier and customer relationships

One of the Company's competitive strengths is the breadth and quality of the suppliers whose products the Company distributes. For fiscal 2024, one supplier accounted for approximately 10% of the Company's consolidated billings. The Company's contracts with its suppliers vary in duration and are generally terminable by either party at will upon notice. The Company's suppliers may terminate or significantly reduce their volume of business with the Company because of a product shortage, an unwillingness to do business with the Company, changes in strategy, or otherwise.

Shortages of products or loss of a supplier may negatively affect the Company's business and relationships with its customers, as customers depend on the Company's timely delivery of technology hardware and software from the industry's leading suppliers. In addition, shifts in suppliers' strategies, or performance and delivery issues, may negatively affect the Company's financial results. These conditions make it more difficult to manage the Company's business and predict future performance. The competitive landscape has also experienced consolidation among suppliers and capacity constraints, which could negatively impact the Company's profitability and customer base.

Further, if key suppliers modify the terms of their contracts (including terms regarding price protection, rights of return, order cancellation rights, delivery commitments, rebates, or other terms that protect or enhance the Company's gross margins), it could negatively affect the Company's results of operations, financial condition, or liquidity. Due to recent global shortages of semiconductors, some suppliers have increased the amount of non-cancellable/ non-returnable orders, which limited the Company's ability to adjust down its inventory levels. The Company may attempt to limit associated risks by passing such terms on to its customers, but this may not be possible.

Risks related to international operations

During fiscal 2024, 2023, and 2022 approximately 77%, 76% and 77%, respectively, of the Company's sales came from its operations outside the United States. The Company's operations are subject to a variety of risks that are specific to international operations, including, but not limited to, the following:

- potential restrictions on the Company's ability to repatriate funds from its foreign subsidiaries;

- foreign currency and interest rate fluctuations;

- non-compliance with foreign and domestic data privacy regulations, business licensing requirements, environmental regulations, and anti-corruption laws, the failure of which could result in severe penalties, including monetary fines and criminal proceedings;

- non-compliance with foreign and domestic import and export regulations and adoption or expansion of trade restrictions, including technology transfer restrictions, additional license, permit or authorization requirements for shipments, specific company sanctions, new and higher duties, tariffs or surcharges, or other import/export controls;

- complex and changing tax laws and regulations;

- regulatory requirements and prohibitions that differ between jurisdictions;

- economic and political instability, terrorism, military conflicts, or civil unrest;

- fluctuations in freight costs (both inbound and outbound), limitations on shipping and receiving capacity, and other disruptions in the transportation and shipping infrastructure;

- natural disasters (including due to climate change), pandemics, and other public health crises;

- differing employment practices and labor issues; and

- non-compliance with local laws.

In addition to the cost of compliance, the potential criminal penalties for violations of import or export regulations and anti-corruption laws, by the Company or its third-party agents, create heightened risks for the Company's international operations. If a regulatory body determines that the Company has violated such laws, the Company could be fined significant sums, incur sizable legal defense costs, have its import or export capabilities restricted or denied, or have its inventories seized, which could have a material and adverse effect on the Company's business. Additionally, allegations that the Company has violated any such regulations may negatively impact the Company's reputation, which may result in customers or suppliers being unwilling to do business with the Company. While the Company has adopted measures and controls designed to ensure compliance with these laws, these measures may not be adequate, and the Company may be materially and adversely impacted in the event of an actual or alleged violation.

Tariffs, trade restrictions, sanctions, or changes in trade policies may adversely affect the Company's sales and profitability. For example, various governments imposed trade measures applicable to China and Hong Kong. The United States, European Union, United Kingdom, and others initiated a variety of trade measures and other restrictions against Russia in response to the Russian-Ukraine conflict. In response, the Chinese and Russian governments initiated trade measures against various countries and covering a variety of products. These actions have resulted in losses; increased costs, which the Company may not be able to pass on to customers; shortages of materials and electronic components;

increased cyber security attacks; credit market disruptions; and inflation. In addition, increased operational expenses incurred in minimizing the number of products subject to tariffs could adversely affect the Company's operating profits. These measures have not yet had a material impact, but future actions or escalations that affect trade relations could materially affect the Company's sales and results of operations.

The Company transacts sales, pays expenses, owns assets, and incurs liabilities in countries using currencies other than the U.S. Dollar. Because the Company's consolidated financial statements are presented in U.S. Dollars, the Company must translate such activities and amounts into U.S. Dollars at exchange rates in effect during each reporting period. Therefore, increases or decreases in the exchange rates between the U.S. Dollar and other currencies affect the Company's reported amounts of sales, operating income, and assets and liabilities denominated in foreign currencies. In addition, unexpected and dramatic changes in foreign currency exchange rates may negatively affect the Company's earnings from those markets. While the Company may use derivative financial instruments to reduce its net exposure, foreign currency exchange rate fluctuations may materially affect the Company's financial results. Further, foreign currency instability and disruptions in the credit and capital markets may increase credit risks for some of the Company's customers and may impair its customers' ability to repay existing obligations.

Internal information systems failures

The Company depends on its information systems to facilitate its day-to-day operations and to produce timely, accurate, and reliable information on financial and operational results. Currently, the Company's global operations are tracked with multiple information systems, including systems from acquired businesses, some of which are subject to ongoing IT projects designed to streamline or optimize the Company's systems. These IT projects are extremely complex, in part because of wide ranging processes, use of on-premise and cloud environments, the Company's business operations, and changes in information technology. The Company may not always succeed at these efforts. Implementation or integration difficulties may adversely affect the Company's ability to complete business transactions and ensure accurate recording and reporting of financial data. In addition, IT projects may not achieve the expected efficiencies and cost savings, which could negatively impact the Company's financial results. A failure of any of these information systems (including due to power losses, computer and telecommunications failures, cyber security incidents, or manmade or natural disasters), or material difficulties in upgrading these information systems, could have an adverse effect on the Company's business, internal controls, and reporting obligations under federal securities laws.

Due to the Company's increased online sales, system interruptions and delays that make its websites and services unavailable or slow to respond may reduce the attractiveness of its products and services to its customers. If the Company is unable to continually improve the efficiency of its systems, it could cause systems interruptions or delays and adversely affect the Company's operating results.

Logistics disruptions

The Company's global logistics services are operated through specialized and centralized distribution centers around the globe, some of which are outsourced. The Company also depends almost entirely on third-party transportation service providers to deliver products to its customers. A major interruption or disruption in service at one or more of its distribution centers for any reason, or significant disruptions of services from the Company's third-party transportation providers, could cause a delay in expected cost savings or an increase in expenses, which may not be possible to pass on to customers. Such disruptions could result from risks related to information technology, data security, or any of the General Risk Factors, as discussed herein. In addition, as the Company continues to increase capacity at various distribution centers, it may experience operational challenges, increased costs, decreased efficiency, and customer delivery delays and failures. Such operational challenges could have an adverse impact on the Company's business partners, and on the Company's business, operations, financial performance, and reputation.

Data security and privacy threats

Threats to the Company's data and information technology systems (including cybersecurity attacks such as phishing and ransomware) are becoming more frequent and sophisticated, including through the use of artificial intelligence and machine learning. Threat actors have successfully breached the Company's systems and processes in various ways, and such cybersecurity breaches expose the Company to significant potential liability and reputational harm. Cybersecurity attacks have not yet materially impacted the Company's data (including data about customers, suppliers, and employees) or the Company's operations, financial condition, or data security, but future attacks could have a material impact. Threat actors, including sophisticated nation-state actors, seek unauthorized access to intellectual property, or confidential or proprietary information regarding the Company, its customers, its business partners, or its employees, and may target the Company's systems for espionage, intellectual property theft, or disruption of operations. They deploy malicious software programs that exploit security vulnerabilities, including ransomware designed to encrypt the Company's files so an attacker may demand a ransom for restored access. They also seek to misdirect money, sabotage data and systems, takeover internal processes, and induce employees or other system users to disclose sensitive information, including login credentials. In addition, some Company employees continue to work from home on a full-time or hybrid basis, which increases the Company's vulnerability to cyber and other information technology risks. Further, the Company's business partners and service providers (such as suppliers, customers, and hosted solution providers) pose a security risk because their own security systems or infrastructure may become compromised.

The Company seeks to protect and secure its systems and information, prevent, and detect evolving threats, and respond to threats as they occur. Measures taken include implementing and enhancing information security controls such as enterprise-wide firewalls, intrusion detection, endpoint protection, email security, disaster recovery, vulnerability management, and cybersecurity training for employees to enhance awareness of general security best practices, financial fraud, and phishing. Despite these efforts, the Company may not always be successful. Threat actors frequently change their techniques and technology (such as implementing artificial intelligence) and, consequently, the Company may not always promptly detect the existence or scope of a security breach. As these types of threats grow and evolve, the Company may make further investments to protect its data and information technology infrastructure, which may impact the Company's profitability. The Company's insurance coverage for protecting against cyber attacks may not be sufficient to cover all possible claims, and the Company may suffer losses that could have a material adverse effect on its business. As a global enterprise, the Company may be negatively impacted by existing and proposed laws and regulations, as well as government policies and practices, related to cybersecurity, data privacy, data localization, and data protection. Failure to comply with such requirements could have an adverse effect on the Company's reputation, business, financial condition, and results of operations, as well as subject the Company to significant fines, litigation losses, third-party damages, and other liabilities.

Financial Risks

Inventory value decline

The electronic components and integrated products industries are subject to technological change, new and enhanced products, changes in customer needs, and changes in industry standards and regulatory requirements, which can cause the Company's inventory to decline in value or become obsolete. Regardless of the general economic environment, prices may decline due to a decrease in demand or an oversupply of products, which may increase the risk of declines in inventory value. Many of the Company's suppliers offer certain protections from the loss in value of inventory (such as price protection and limited rights of return), but such policies may not fully compensate for the loss. Also, suppliers may not honor such agreements, some of which are subject to supplier discretion. In addition, most Company sales are made pursuant to individual purchase orders, rather than through long-term sales contracts. Where there are contracts, such contracts are generally terminable at will upon notice. Unforeseen product developments, inventory value declines, or customer cancellations may adversely affect the Company's business, results of operations, financial condition, or liquidity.

Accounts receivable defaults

Accounts receivable are a significant portion of the Company's working capital. If entities responsible for a significant amount of accounts receivable cease doing business, direct their business elsewhere, fail to pay, or delay payment, the Company's business, results of operations, financial condition, or liquidity could be adversely affected. An economic or industry downturn could adversely affect the Company's ability to collect receivables, which could result in longer payment cycles, increased collection costs, and defaults exceeding management's expectations. A significant deterioration in the Company's ability to collect accounts receivable in the United States could impact the cost or availability of financing under its accounts receivable securitization program.

Liquidity and capital resources constraints

The Company's ability to satisfy its cash needs and implement its capital allocation strategy depends on its ability to generate cash from operations and to access the financial markets, both of which are subject to general economic, financial, competitive, legislative, regulatory, and other factors that are beyond the Company's control. In addition to cash on hand, the Company relies on external financing to help satisfy its cash needs. However, various factors affect external financing, including general market conditions, interest rate fluctuations, and the Company's debt ratings and operating results. Consequently, external financing may not be available on acceptable terms or at all. An increase in the Company's debt or deterioration of its operating results may cause a reduction in its debt ratings. Any such reduction could negatively impact the Company's ability to obtain additional financing or renew existing financing, and could result in reduced credit limits, increased financing expenses, and additional restrictions and covenants. A reduction in its current debt rating may also negatively impact the Company's working capital and impair its relationship with its customers and suppliers.

As of June 29, 2024, the Company had debt outstanding with financial institutions under various notes, secured borrowings, and committed and uncommitted lines of credit. The Company needs cash to pay debt principal and interest, and for general corporate purposes, such as funding its ongoing working capital and capital expenditure needs. Under certain of its credit facilities, the applicable interest rate and costs are based in part on the Company's current debt rating. If its debt rating is reduced, higher interest rates and increased costs would result. Any material increase in the Company's financing costs or loss of access to cost-effective financing could have an adverse effect on its profitability, results of operations, and cash flows.

Under some of its credit facilities, the Company is required to maintain a maximum leverage ratio and pass certain financial tests. If the Company increases its level of debt or its operating results deteriorate, it may fail to meet this financial ratio or pass these tests, which may result in an event of default. In such an event, lenders may accelerate payment and the Company may be unable to continue to utilize these facilities. If the Company is unable to utilize these facilities or is required to repay debt earlier than management expected, it may not have sufficient cash available to make interest payments, to repay indebtedness, or for general corporate needs.

General economic or business conditions, both domestic and foreign, may be less favorable than management expects and could adversely impact the Company's sales or its ability to collect receivables from its customers, which may impact access to the Company's accounts receivable securitization program.

Financing covenants and restrictions may limit management discretion

The agreements governing the Company's financing, including its credit facility, accounts receivable securitization program, and the indentures governing the Company's outstanding notes, contain various covenants and restrictions that, in certain circumstances, limit the Company's ability, and the ability of certain subsidiaries, to:

- grant liens on assets;

- make restricted payments (including, under certain circumstances, paying dividends on, redeeming, or repurchasing common stock);

- make certain investments;

- merge, consolidate, or transfer all, or substantially all, of the Company's assets;

- incur additional debt; or

- engage in certain transactions with affiliates.

As a result of these covenants and restrictions, the Company may be limited in the future in how it conducts its business and may be unable to raise additional debt, repurchase common stock, pay a dividend, compete effectively, or make further investments.

Tax law changes and compliance

As a multinational corporation, the Company is subject to the tax laws and regulations of the United States and many foreign jurisdictions. From time to time, governments enact or revise tax laws and regulations, which are further subject to interpretations, guidance, amendments, and technical corrections from international, federal, and state tax authorities. Such changes to tax law may adversely affect the Company's cash flow, costs of share buybacks, and effective tax rate, including through decreases in allowable deductions and higher tax rates.

Many countries are adopting provisions to align their international tax rules with the Base Erosion and Profit Shifting Project, led by the Organisation for Economic Co-operation and Development ("OECD") and supported by the United States. The project aims to standardize and modernize global corporate tax policy, including tax rate increases and a 15% global minimum corporate tax rate that would apply to companies with revenue over a set threshold. The project is expected to impact the Company's taxes in fiscal year 2025. Furthermore, many countries are independently evaluating their corporate tax policy, which could result in tax legislation and enforcement that adversely impacts the Company's tax provision and value of deferred assets and liabilities.

The tax laws and regulations of the various countries where the Company has operations are extremely complex and subject to varying interpretations. The Company believes that its historical tax positions are sound and consistent with applicable law, and that it has adequately reserved for taxes. However, taxing authorities may challenge such positions and the Company may not be successful in defending against any such challenges. The Company's future income tax expense could be adversely affected by changes in the mix of earnings in countries with differing statutory tax rates, changes in the valuation of deferred tax assets, and liabilities and changes to its operating structure.

Constraints on internal controls

Effective internal controls are necessary for the Company to provide reliable financial reports, safeguard its assets, and prevent and detect fraud. If the Company cannot do so, its brand and operating results could be harmed. Internal controls over financial reporting are intended to prevent and detect material misstatements in its financial reporting and material fraudulent activity, but are limited by human error, circumventing or overriding controls, and fraud. As a result, the Company may not identify all material activity or all immaterial activity that could aggregate into a material misstatement. Therefore, even effective internal controls cannot guarantee that financial statements are wholly accurate or prevent all fraud and loss of assets. Management continually evaluates the effectiveness of the design and operation of the Company's internal controls. However, if the Company fails to maintain the adequacy of its internal controls, including any failure to implement required new or improved internal controls, or if the Company experiences difficulties in their implementation, the Company's business and operating results could be harmed. Additionally, the Company may be subject to sanctions or investigations by regulatory authorities, or the Company could fail to meet its reporting obligations, all of which could have an adverse effect on its business or the market price of the Company's securities.

Acquisition expected benefits shortfall

The Company has made, and expects to make, strategic acquisitions or investments globally to further its strategic objectives and support key business initiatives. Acquisitions and investments involve risks and uncertainties, some of which may differ from those associated with the Company's historical operations. Examples include risks relating to expanding into emerging markets and business areas, adding additional product lines and services, impacting existing customer and supplier relationships, incurring costs or liabilities associated with the companies acquired, incurring potential impairment charges on acquired goodwill and other intangible assets, and diverting management's attention from existing operations and initiatives. As a result, the Company's profitability may be negatively impacted. In addition, the Company may not successfully integrate the acquired businesses, or the integration may be more difficult, costly, or time-consuming than anticipated. Further, any litigation involving the potential acquisition or acquired entity may increase expenses associated with the acquisition, cause a delay in completing the acquisition, or impact the ability to integrate the acquired entity, all of which may impact the Company's profitability. The Company may experience disruptions that could, depending on the size of the acquisition, have an adverse effect on its business, especially where an acquisition target may have pre-existing regulatory issues or deficiencies, or material weaknesses in internal controls over financial reporting. Furthermore, the Company may not realize all benefits anticipated from its acquisitions, which could adversely affect the Company's financial performance.

Legal and Regulatory Risks

Legal proceedings costs and damages

From time to time, the Company may become involved in legal proceedings, including government investigations, that arise out of the ordinary conduct of the Company's business, including matters involving intellectual property rights, commercial matters, merger-related matters, product liability, and other actions. Legal proceedings could result in substantial costs and diversion of management's efforts and other resources, and could have an adverse effect on the Company's operations and business reputation. The Company may be obligated to indemnify and defend its customers if the products or services that the Company sells are alleged to infringe any third party's intellectual property rights. The Company may not be able to obtain supplier indemnification for itself and its customers against such claims, or such indemnification may not fully protect the Company and its customers against such claims. Also, the Company is exposed to potential liability for technology and products that it develops for which it has no indemnification protections. If an infringement claim against the Company is successful, the Company may be required to pay damages or seek royalty or license arrangements, which may not be available on commercially reasonable terms. The Company may have to stop selling certain products or services, which could affect its ability to compete effectively. In addition, the Company's expanding business activities may include the assembly or manufacture of electronic component products and systems. Product defects, whether caused by a design, assembly, manufacture or component failure or error, or manufacturing processes not in compliance with applicable statutory and regulatory requirements, may result in product liability claims, product recalls, fines, and penalties. Product liability risks could be particularly significant with respect to aerospace, automotive, and medical applications because of the risk of serious harm to users of such products.

Environmental regulations non-compliance

The Company is subject to various federal, state, local, and foreign laws and regulations addressing environmental and other impacts from industrial processes, waste disposal, carbon emissions, use of hazardous materials in products and operations, recycling products, and other related matters. While the Company strives to fully comply with all applicable regulations, certain of these regulations impose liability without fault. Additionally, the Company may be held responsible for the prior activities of an entity it acquired.

Failure to comply with these regulations could result in substantial costs, fines, and civil or criminal sanctions, as well as third-party claims for property damage or personal injury. Future environmental laws and regulations, including disclosure requirements, may become more stringent over time, imposing greater compliance costs, and increasing risks, penalties and reputational harm associated with violations.

Customers, suppliers, investors, and regulatory agencies in various jurisdictions globally are increasingly requesting or requiring disclosure and action regarding the Company's supply chain due-diligence and environmental, social, and governance practices. Such increased expectations and regulations may increase compliance costs and result in reputational damage and loss of business if the Company is perceived to have not met such expectations.

General Risk Factors

Negative impacts of economic or geopolitical uncertainty, or a health crisis, on operations and financial results

Economic weakness and geopolitical uncertainty (including from military conflicts and international trade disputes), as well as health-related crises (including pandemics and epidemics), have resulted, and may result in the future, in a variety of adverse impacts on the Company and its customers and suppliers. Such adverse impacts include decreased sales, margins, and earnings; increased logistics costs; demand uncertainty; constrained workforce participation; global supply chain disruptions; and logistics and distribution system disruptions. Such crises and uncertainties could also result in, or heighten the risks of, customer bankruptcies, customer delayed or defaulted payments, delays in product deliveries, financial market disruption and volatility, and other risk factors described in the Company's Annual Report. As a result, the Company may need to impair assets (including goodwill, intangible assets, and other long-lived assets), implement restructuring actions, and reduce expenses in response to decreased sales or margins.

The Company may not be able to adequately adjust its cost structure in a timely fashion, which may adversely impact its profitability. Uncertainty about economic conditions may increase foreign currency volatility, which may negatively impact the Company's results. Economic weakness and geopolitical uncertainty also make it more difficult for the Company to manage inventory levels (including when customers decrease orders, cancel existing orders, or are unable to fulfill their obligations under non-cancelable/ non-return orders) and collect customer receivables, which may result in provisions to create reserves, write-offs, reduced access to liquidity, higher financing costs, and increased pressure on cash flows.

An increase in or prolonged period of inflation could affect the Company's profitability and cash flows, due to higher wages, higher operating expenses, higher financing costs, and higher supplier prices. Inflation may also adversely affect foreign exchange rates. The Company may be unable to pass along such higher costs to its customers, which may result in lower gross profit margins. In addition, inflation may adversely affect customers' financing costs, cash flows, and profitability, which could adversely impact their operations and the Company's ability to offer credit and collect receivables.

Competition

The market for the Company's products and services is very competitive and subject to technological advances (including artificial intelligence), new competitors, non-traditional competitors, and changes in industry standards. The Company competes with other global and regional distributors, as well as some of the Company's own suppliers that maintain direct sales efforts. In addition, as the Company expands its offerings and geographies, the Company may encounter increased competition from current or new competitors. The Company's failure to maintain and enhance its competitive position could adversely affect its business and prospects. Furthermore, the Company's efforts to compete in the marketplace could cause deterioration of gross profit margins and, thus, overall profitability.

The size of the Company's competitors varies across market sectors, as do the resources the Company has allocated to the sectors and geographic areas in which it does business. Therefore, some competitors may have greater resources or a more extensive customer or supplier base in some market sectors and geographic areas. As a result, the Company may not be able to effectively compete in certain markets, which could impact the Company's profitability and prospects.

Employee retention and hiring constraints

Identifying, hiring, training, developing, and retaining qualified and engaged employees is critical to the Company's success, and competition for experienced employees in the Company's industry can be intense. Restrictions on immigration or changes in immigration laws, including visa restrictions, may limit the Company's acquisition of key talent, including talent with diverse experience, background, ability, and perspectives. Changing demographics and labor work force trends may result in a loss of knowledge and skills as experienced workers leave the Company. In addition, as global opportunities and industry demands shift, and as the Company expands its offerings, the Company may encounter challenges in realigning, training, and hiring skilled personnel. Through organizational design activities, the Company periodically eliminates positions due to restructurings or other reasons, which may risk the Company's brand reputation as an employer of choice and negatively impact the Company's ability to hire and retain qualified personnel. Also, position eliminations may negatively impact the morale of employees who are not terminated, which could result in work stoppages or slowdowns, particularly where employees are represented by unions or works councils. If these circumstances occur, the Company's business, financial condition, and results of operations could be seriously harmed.

Item 1B. Unresolved Staff Comments

Not applicable.

Item 1C. Cybersecurity

The Company recognizes the importance of assessing, identifying, and managing material risks associated with cybersecurity threats, as defined in Item 106(a) of Regulation S-K. These risks include operational risks; intellectual property theft; fraud; extortion; harm to employees or customers; legal risks, including violations of privacy or data protection laws; and reputational risks. The Company has implemented several cybersecurity processes, technologies, and controls to aid in its efforts.

The Company's Global Cybersecurity & Compliance (GC&C) team maintains a comprehensive cybersecurity program that includes policies, procedures, and standards to govern the safe processing, storage, and transmission of data. GC&C team members have extensive knowledge and experience regarding cybersecurity and the Company's information technology systems. The GC&C team leader reports directly to the Company's Chief Information Officer. The cybersecurity program was developed using practices anchored on the National Institute of Standards and Technology (NIST) Cyber Security Framework (CSF) and seeks to align to the additional cybersecurity measures of

NIST 800-171 and ISO27001. Cybersecurity controls are governed by Avnet's Global Information Security Policy (GISP).

The Company has processes for overseeing and identifying cybersecurity threats, vulnerabilities, and controls associated with third-party service providers, including evaluating providers' (i) cybersecurity ratings, (ii) public disclosures related to cybersecurity, (iii) cybersecurity questionnaire responses, and (iv) cybersecurity and IT certifications.

The Company provides quarterly updates to, and receives oversight from, the Audit Committee on the Company's cybersecurity program, cybersecurity incidents, and the cybersecurity threat landscape. Responsible members of management provide updates to the Company's senior executive team regarding all cybersecurity incidents, the cybersecurity program, and the threat landscape.

The Company's enterprise risk management program (ERM) considers cybersecurity risks (including likelihood, potential severity, and mitigation) alongside other enterprise-wide risks as part of its overall ERM process. The GC&C team administers an IT risk management program that identifies and assesses cybersecurity risks. Its assessments are shared with the Company's enterprise risk management council (ERM Council).

The GC&C team applies an incident response procedure. Among other things, the team appropriately escalates some incidents in real-time, depending on the incident's potential impact and scope. Further, the GC&C team regularly collaborates with other departments—such as legal, corporate security, and human resources—when assessing, identifying, and managing cybersecurity incidents. The Company also retains external cybersecurity response consultants to assist internal resources as needed.

The Company regularly tests the effectiveness of its security program through internal audit and external assessments. The Company makes investments for continual improvements in risk and vulnerability mitigation, including ongoing monitoring, network and system updates, and employee cybersecurity awareness training.

The Company's cybersecurity assessments and auditing include:

- Regular penetration tests conducted by external consultants;

- Regular maturity assessments conducted by external consultants;

- Quarterly self-assessments of internal cybersecurity capabilities; and

- Ongoing internal audits of cybersecurity systems and practices.

The Company's employee communication and training program includes:

- Annual tabletop exercises performed with its executive team;

- Annual tabletop exercises with its cybersecurity incident response team;

- Annually distributing the Global Information Security Policy (GISP) to all employees;

- New hire and biennial computer-based training on data privacy and cybersecurity for all employees, with in-person training for high-risk positions;

- Cybersecurity awareness training videos available to employees and updated quarterly;

- Phishing simulations conducted with employees monthly; and

- Newsletters distributed to all employees on relevant cybersecurity threats.

Please refer to Item 1.A, Risk Factors (Data security and privacy threats) for a discussion of whether cybersecurity threats have or will materially affect the Company, as well as the potential impact on the Company's operations and financial condition.

Item 2. Properties

The Company owns and leases approximately 2.0 million and 4.0 million square feet of space, respectively, of which approximately 25% is in the United States. The following table summarizes certain of the Company's key facilities:

Location	Approximate Square Footage	Leased or Owned	Primary Use
Bernburg. Germany	680,000	Owned	EC warehousing and value-added operations currently under construction
Chandler, Arizona	400,000	Owned	EC warehousing and value-added operations
Tongeren, Belgium.	390,000	Owned	EC warehousing and value-added operations
Leeds, United Kingdom.	360,000	Leased	Farnell warehousing and value-added operations
Poing, Germany	300,000	Owned	EC warehousing and value-added operations
Chandler, Arizona	230,000	Leased	EC warehousing, integration and value-added operations
Gaffney, South Carolina	220,000	Owned	Farnell warehousing
Hong Kong, China	210,000	Leased	EC warehousing
Phoenix, Arizona	180,000	Leased	Corporate and EC Americas headquarters
Taipei, Taiwan	33,000	Leased	EC warehousing

See Note 5, "Property, plant and equipment, net" and Note 11, "Leases" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information on the Company's properties.

Item 3. Legal Proceedings

Pursuant to SEC regulations, including but not limited to Item 103 of Regulation S-K, the Company regularly assesses the status of and developments in pending environmental and other legal proceedings to determine whether any such proceedings should be identified specifically in this discussion of legal proceedings, and has concluded that no particular pending legal proceeding requires public disclosure. Based on the information known to date, management believes that the Company has appropriately accrued in its consolidated financial statements for its share of the estimable costs of environmental and other legal proceedings.

The Company is also currently subject to various pending and potential legal matters and investigations relating to compliance with governmental laws and regulations, including import/export and environmental matters. The Company currently believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or liquidity, but could possibly be material to its results of operations in any single reporting period.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market Information

The Company's common stock is listed on the Nasdaq Global Select Market under the symbol AVT.

Dividends

The declaration and payment of future dividends will be at the discretion of the Board of Directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, and other factors the Board of Directors considers relevant. In addition, certain of the Company's debt facilities may restrict the declaration and payment of dividends, depending upon the Company's then current compliance with certain covenants.

Record Holders

As of August 2, 2024, there were 1,309 registered holders of record of Avnet's common stock.

Stock Performance Graphs and Cumulative Total Returns

The graph below matches the cumulative 5-year total return of holders of Avnet's common stock with (i) the cumulative total returns of the Nasdaq Composite Index and (ii) a customized peer group of five companies (Agilysys Inc., Arrow Electronics Inc., Insight Enterprises Inc., Scansource Inc., and TD Synnex Corporation). The graph assumes that the value of the investment in Avnet's common stock, in each index, and in the peer group (including reinvestment of dividends) was $100 on 6/29/2019 and tracks it through 6/29/2024.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Avnet, Inc. the NASDAQ Composite Index, and a Peer Group



*$100 invested on 06/29/19 in stock or index, including reinvestment of dividends.
Index calculated on month-end basis.

	6/29/2019	6/27/2020	7/3/2021	7/2/2022	7/1/2023	6/29/2024
Avnet, Inc.	$ 100	$ 58.93	$ 92.88	$ 100.49	$ 123.19	$ 128.95
Nasdaq Composite.	100	123.12	186.10	142.44	178.08	230.80
Peer Group	100	97.85	195.13	173.37	213.64	248.09

The stock price performance included in this graph is not necessarily indicative of future stock price performance.

Issuer Purchases of Equity Securities

The Company's Board of Directors has approved the repurchase plan of up to an aggregate of $600 million of common stock. The following table includes the Company's monthly purchases of the Company's common stock, excluding excise tax, during the fourth quarter of fiscal 2024, under the share repurchase program, which is part of publicly announced plans.

Period	Total Number of Shares Purchased	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Approximate Dollar Value of Shares That May Yet Be Purchased under the Plans or Programs
March 31 – April 27	—	$ —	—	$ 232,484,000
April 28 – May 25	560,000	$ 53.17	560,000	$ 202,707,000
May 26 – June 29	920,000	$ 53.23	920,000	$ 153,734,000

Item 6. [Reserved]

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

For a description of the Company's critical accounting policies and an understanding of Avnet and the significant factors that influenced the Company's performance during the past three fiscal years, the following discussion should be read in conjunction with the description of the business appearing in Item 1 of this Report and the consolidated financial statements, including the related notes and schedule, and other information appearing in Item 8 of this Report. Discussions of fiscal 2022 items and year-to-year comparisons between fiscal years 2023 and 2022 are not included in this Form 10-K and can be found in "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7 of the Company's Annual Report on Form 10-K for the fiscal year ended July 1, 2023. The Company operates on a "52/53 week" fiscal year. Fiscal years 2024, 2023 and 2022 each contained 52 weeks.

The discussion of the Company's results of operations includes references to the impact of foreign currency translation. When the U.S. Dollar strengthens and the stronger exchange rates are used to translate the results of operations of Avnet's subsidiaries denominated in foreign currencies, the result is a decrease in U.S. Dollars of reported results. Conversely, when the U.S. Dollar weakens, the weaker exchange rates result in an increase in U.S. Dollars of reported results. In the discussion that follows, results excluding this impact, primarily for subsidiaries in EMEA and Asia, are referred to as "constant currency."

In addition to disclosing financial results that are determined in accordance with generally accepted accounting principles in the U.S. ("GAAP"), the Company also discloses certain non-GAAP financial information, including:

- "Adjusted operating income," which is operating income excluding (i) restructuring, integration and other expenses, (ii) Russian-Ukraine conflict related expenses, and (iii) amortization of acquired intangible assets.

The following table provides a reconciliation of operating income to adjusted operating income:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Operating income	$ 844,367	$ 1,186,800	$ 939,011
Restructuring, integration and other expenses	52,550	28,038	5,272
Russian-Ukraine conflict related expenses	—	—	26,261
Amortization of acquired intangible assets	3,130	6,053	15,038
Adjusted operating income	$ 900,047	$ 1,220,891	$ 985,582

Management believes that providing this additional information is useful to financial statement users to better assess and understand operating performance, especially when comparing results with prior periods or forecasting performance for future periods, primarily because management typically monitors the business both including and excluding these adjustments to GAAP results. Management also uses these non-GAAP measures to establish operational goals and, in many cases, for measuring performance for compensation purposes. However, any analysis of results on a non-GAAP basis should be used as a complement to, and in conjunction with, results presented in accordance with GAAP.

Industry outlook

The global electronic components market has a history of cyclical downturns followed by periods of increased demand. Beginning in the second half of calendar year 2023, the industry began to experience a downturn marked by a decrease in sales due to a combination of elevated customer inventory levels and lower underlying demand for electronic components. As a result, the Company has seen elevated inventory levels and decreased sales, resulting in lower operating income. The duration of the current downturn is uncertain. The Company expects sales in the first quarter of fiscal 2025 to be flat to 5% lower than fourth quarter of fiscal 2024 sales, which will negatively impact operating income and diluted earnings per share.

Results of Operations

	Years Ended			
	June 29, 2024	July 1, 2023	Variance	Variance %
	($ in millions, unless otherwise stated)			
Sales	$ 23,757	$ 26,537	$ (2,780)	(10.5)%
Gross profit	2,766	3,182	(416)	(13.1)%
Selling, general and administrative expenses	1,870	1,967	(98)	(5.0)%
Restructuring, integration, and other expenses	53	28	25	87.4 %
Operating income	844	1,187	(342)	(28.9)%
Adjusted operating income	900	1,221	(321)	(26.3)%
Other (expense) income, net	(16)	10	(26)	(258.8)%
Interest and other financing expenses, net	(283)	(251)	(32)	12.8 %
Gain on legal settlements and other	86	37	49	133.5 %
Income tax expense	134	212	(78)	(37.0)%
Net income	499	771	(272)	(35.3)%
Diluted earnings per share	5.43	8.26	(2.83)	(34.3)%
Other Metrics				
Gross profit margin	11.6 %	12.0 %	(35)bps	(0.4)%
Operating income margin	3.6 %	4.5 %	(92)bps	(0.9)%
Adjusted operating income margin	3.8 %	4.6 %	(81)bps	(0.8)%
Effective tax rate	21.1 %	21.6 %	(45)bps	(0.5)%

Sales

Analysis of Sales: By Operating Group and Geography

The table below provides sales decline rates for fiscal 2024 as compared to fiscal 2023 as reported and on a constant currency basis by geographic region and operating group.

| | Years Ended | | | | Sales Year-Year % Change | Sales Year-Year % Change in Constant Currency |
	June 29, 2024	% of Total	July 1, 2023	% of Total		
	(Dollars in millions)					
Sales by Operating Group:						
EC...................................	$ 22,160.0	93.3 %	$ 24,802.6	93.5 %	(10.7)%	(11.0)%
Farnell..............................	1,597.1	6.7	1,734.3	6.5	(7.9)	(9.3)
Total Avnet	$ 23,757.1		$ 26,536.9		(10.5)	(10.9)
Sales by Geographic Region:						
Americas............................	$ 5,919.2	24.9 %	$ 6,807.7	25.7 %	(13.1)%	(13.1)%
EMEA...............................	8,395.0	35.3	9,229.4	34.8	(9.0)	(11.4)
Asia.................................	9,442.9	39.8	10,499.8	39.5	(10.1)	(9.0)
Total Avnet	$ 23,757.1		$ 26,536.9			

Avnet's sales for fiscal 2024 were $23.76 billion, a decrease of $2.78 billion, or 10.5%, from fiscal 2023 sales of $26.54 billion. Sales in constant currency decreased 10.9% year over year, reflecting a reduction in sales volume primarily due to the on-going market downturn occurring across the electronic components industry and, to a lesser extent, an unfavorable product mix of lower priced electronic components.

EC sales in fiscal 2024 were $22.16 billion, representing a 10.7% decrease over fiscal 2023 sales of $24.80 billion. EC sales decreased 11.0% year over year in constant currency. The decrease in EC sales is primarily due to sales volume decreases across all three regions due to the market downturn in the electronic components industry and, to a lesser extent, an unfavorable product mix of lower-priced electronic components. Average selling prices of electronic components at EC remained relatively stable between fiscal 2024 and fiscal 2023.

Farnell sales in fiscal 2024 were $1.60 billion, a decrease of $137.2 million or 7.9%, from fiscal 2023 sales of $1.73 billion. The year-over-year decrease in sales was primarily a result of lower demand, including lower demand for on-the-board electronic components, partially offset by increases in availability and demand for single-board computers.

Gross Profit

The Company's gross profit is primarily affected by sales volume and geographic sales mix. Gross profit in fiscal 2024 was $2.77 billion, a decrease of $415.7 million, or 13.1%, from fiscal 2023 gross profit of $3.18 billion primarily due to lower sales volumes, as described above. Gross profit margin decreased to 11.6% in fiscal 2024 or 35 basis points from fiscal 2023 gross profit margin of 12.0%. The decrease in gross profit margin is primarily due to an increase in product mix to lower margin electronic components. Sales in the higher margin western regions represented approximately 60% of sales in both fiscal 2024 and fiscal 2023.

EC gross profit margin decreased year over year largely due to an increase in product mix to lower margin electronic components. Average selling prices of electronic components at EC remained relatively stable between fiscal 2024 and fiscal 2023.

Farnell gross profit margin decreased year over year, primarily due to lower sales of higher margin on-the-board electronic components and the unwinding of component shortage pricing premiums for on-the-board electronic components in fiscal 2024.

Selling, General and Administrative Expenses

Selling, general and administrative expenses ("SG&A expenses") in fiscal 2024 were $1.87 billion, a decrease of $97.8 million, or 5.0%, from fiscal 2023. The year-over-year decrease in SG&A expenses was primarily due to decreases in variable operating expenses associated with the decrease in sales volumes discussed above and to a lesser extent the impact of restructuring actions, partially offset by increases in costs due to inflation and the impact of changes in foreign currency translation rates.

Metrics that management monitors with respect to its operating expenses are SG&A expenses as a percentage of sales and as a percentage of gross profit. In fiscal 2024, SG&A expenses as a percentage of sales were 7.9% and as a percentage of gross profit were 67.6%, as compared with 7.4% and 61.8%, respectively, in fiscal 2023. The increases in SG&A expenses as a percentage of sales and gross profit resulted primarily from the decreases in sales and gross profit without a proportional reduction in SG&A expenses, resulting in lower operating leverage.

Restructuring, Integration and Other Expenses

During fiscal 2024, the Company implemented a plan to reduce SG&A expenses at Farnell and deliver approximately $60 million in annual expense reductions. Additionally, the Company began expense reduction initiatives within EC and for corporate expenses, which are expected to yield additional annual cost savings of approximately $50 million when completed. As such, the Company recorded $39.5 million for restructuring costs in fiscal 2024 primarily related to severance and other employee-related expenses associated with the reduction, or planned reduction, of approximately 600 employees across the Company. The Company also incurred integration, and other expenses of $13.1 million. Integration expenses of $13.1 million related to the Company's consolidation of several smaller warehouses predominantly related to Farnell, and other expenses of $5.5 million related to certain costs associated with potential M&A activity that did not lead to a transaction. Additionally, the Company recorded a benefit of $5.5 million, primarily related to environmental remediation reserves after entering into a favorable consent decree with a state agency for a certain environmental cleanup matter. The after-tax impact of restructuring, integration, and other expenses were $39.6 million and $0.43 per share on a diluted basis.

During fiscal 2023 the Company recorded restructuring, integration, and other expenses of $28.0 million, which includes $17.4 million for restructuring costs, consisting of $16.1 million for severance, $0.5 million for facility exit costs, and $0.8 million for asset impairments.

See Note 17, "Restructuring expenses" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information related to restructuring expenses.

Operating Income

Operating income for fiscal 2024 was $844.4 million, a decrease of $342.4 million or 28.9%, from fiscal 2023 operating income of $1.19 billion. Operating income margin was 3.6% in fiscal 2024 compared to 4.5% in fiscal 2023.

Adjusted operating income for fiscal 2024 was $900.0 million, a decrease of $320.8 million or 26.3%, from fiscal 2023 adjusted operating income of $1.22 billion. Adjusted operating income margin was 3.8% in fiscal 2024 compared to 4.6% in fiscal 2023. The decreases in operating income and operating income margin are primarily due to the decrease in gross profit primarily from lower sales without a proportionate decrease in SG&A expenses, as discussed above. Additionally, the Company incurred higher restructuring, integration, and other expenses during fiscal 2024 compared to such expenses in fiscal 2023.

EC operating income decreased 19.7% to $947.6 million, and EC operating income margin decreased 48 basis points to 4.3% in fiscal 2024, with all three regions contributing to the decrease. Farnell operating income decreased 60.8% to $64.8 million in fiscal 2024 and Farnell operating income margin decreased 548 basis points to 4.1% in fiscal 2024. The decreases in operating income and operating income margin in both operating groups are due to the decrease in gross profit primarily from lower sales and gross margin without a proportionate decrease in SG&A expenses.

Interest and Other Financing Expenses, Net and Other (Expense) Income, Net

Interest and other financing expenses for fiscal 2024 was $282.9 million, an increase of $32.0 million, or 12.8%, compared with interest and other financing expenses of $250.9 million in fiscal 2023. The increase in interest and other financing expenses in fiscal 2024 compared to fiscal 2023 is a result of higher outstanding borrowings and increases in average borrowing rates.

The Company had other expenses of $15.7 million in fiscal 2024, compared to other income of $9.9 million in fiscal 2023. The increase in other expenses is primarily due to foreign currency translation losses.

Gain on Legal Settlements and Other

During fiscal 2024 and fiscal 2023, the Company recorded a gain on legal settlements and other of $86.5 million and $74.4 million, respectively, in connection with the settlement of claims filed against certain manufacturers of capacitors. In fiscal 2023, the Company settled a portion of its pension liability related to certain retirees and terminated vested employees in the Company's U.S. pension plan as part of a de-risking strategy and recognized non-cash settlement expense of $37.4 million. See Note 13, "Commitments and contingencies" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information related to the gain on legal settlements.

Income Tax

Income tax expenses were $133.6 million in fiscal 2024, reflecting an effective tax rate of 21.1% as compared to income tax expenses of $212.0 million in fiscal 2023, reflecting an effective tax rate of 21.6%. The decrease in the effective tax rate in fiscal 2024 as compared to fiscal 2023 was primarily due to the mix of income in lower tax foreign jurisdictions, partially offset by increases to unrecognized tax benefit reserves, net of settlements.

See Note 9, "Income taxes" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion on the effective tax rate.

Net Income

As a result of the factors described in the preceding sections of this MD&A, the Company's net income in fiscal 2024 was $498.7 million, or earnings per share on a diluted basis of $5.43, compared with fiscal 2023 net income of $770.8 million, or earnings per share on a diluted basis of $8.26.

Liquidity and Capital Resources

Cash Flows

Operating Activities

Net cash provided by operating activities was $690.0 million during fiscal 2024, compared to net cash used by operating activities of $713.7 million during fiscal 2023. The $1.40 billion increase in net cash provided by operating activities year over year is primarily due to improvements in cash used for working capital and other as working capital levels have reduced as a result of declines in sales, offset by lower cash provided by net income. Cash generated by working capital and other was $11.2 million during fiscal 2024, compared to cash used for working capital of $1.68 billion during fiscal 2023, with the difference attributable primarily to cash used for inventories. During fiscal 2024, the Company used less cash for inventories as less inventory was purchased due to inventory levels already being elevated and because of lower sales. The Company also had decreases in accounts receivable due to lower sales when compared to the prior year. The Company received $90.7 million of cash from legal settlements during fiscal 2024 as compared to $69.9 million of cash received from legal settlements during fiscal 2023.

Financing Activities

Net repayments of debt totaled $156.5 million during fiscal 2024, including the repayment of $140.7 million under the Securitization Program, and $43.3 million under the Credit Facility, offset by net proceeds of $27.5 million for other debt. This compares to $1.39 billion of net borrowing during fiscal 2023. The Company paid cash dividends to shareholders of $1.24 per share, or $112.0 million, during fiscal 2024 as compared to $1.16 per share, or $106.3 million, during fiscal 2023. The Company has repurchased $162.7 million of common stock under the share repurchase plan during fiscal 2024 compared to $221.7 million during fiscal 2023.

Investing Activities

The Company's purchases of property, plant and equipment increased during fiscal 2024 by $31.8 million, when compared to fiscal 2023, primarily due to a distribution center investment in EMEA. During fiscal 2023, the Company used $16.9 million for other investing activities.

Financing Transactions

The Company uses a variety of financing arrangements, both short-term and long-term, to fund its operations in addition to historical cash generated from operating activities. The Company also uses several funding sources to avoid becoming overly dependent on one financing source, and to lower overall funding costs. These financing arrangements include public debt ("Notes"), short-term and long-term bank loans, a revolving credit facility (the "Credit Facility"), and an accounts receivable securitization program (the "Securitization Program").

The Company has various lines of credit, financing arrangements, and other forms of bank debt in the U.S. and various foreign locations to fund the short-term working capital, foreign exchange, overdraft, capital expenditure, and letter of credit needs of its wholly owned subsidiaries. Outstanding borrowings under such forms of debt at the end of fiscal 2024 was $100.4 million.

As an alternative form of liquidity outside of the United States, the Company sells certain of its trade accounts receivable on a non-recourse basis to financial institutions pursuant to factoring agreements. The Company accounts for these transactions as sales of receivables and presents cash proceeds as cash provided by operating activities in the consolidated statements of cash flows. Factoring fees for the sales of trade accounts receivable are classified within "Interest and other financing expenses, net" of the consolidated financial statements.

See Note 7, "Debt" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for additional information on financing transactions including the Credit Facility, the Securitization Program and the outstanding Notes as of June 29, 2024.

Covenants and Conditions

The Company's Credit Facility contains certain covenants with various limitations on debt incurrence, share repurchases, dividends, investments and capital expenditures, and also includes financial covenant requiring the Company to maintain a leverage ratio below a certain threshold. The Company was in compliance with all such covenants as of June 29, 2024.

The Company's Securitization Program contains certain covenants relating to the quality of the receivables sold. If these conditions are not met, the Company may not be able to borrow any additional funds and the financial institutions may consider this an amortization event, as defined in the Securitization Program agreements, which would permit the financial institutions to liquidate the accounts receivables sold to cover any outstanding borrowings. Circumstances that could affect the Company's ability to meet the required covenants and conditions of the Securitization Program include the Company's ongoing profitability and various other economic, market, and industry factors. The Company was in compliance with all such covenants as of June 29, 2024.

Management does not believe that the covenants under the Credit Facility or Securitization Program limit the Company's ability to pursue its intended business strategy or its future financing needs.

See *Liquidity* below for further discussion of the Company's availability under these various facilities.

Liquidity

The Company held cash and cash equivalents of $310.9 million as of June 29, 2024, of which $179.6 million was held outside the United States. As of July 1, 2023, the Company held cash and cash equivalents of $288.2 million, of which $194.5 million was held outside of the United States.

During periods of weakening demand in the electronic components industry, the Company typically generates cash from operating activities. Conversely, the Company will use cash for working capital requirements during periods of higher growth. The Company generated $690.0 million in cash flows for operating activities during the fiscal year ended June 29, 2024.

Liquidity is subject to many factors, such as normal business operations and general economic, financial, competitive, legislative, and regulatory factors that are beyond the Company's control. Cash balances held in foreign locations that cannot be remitted back to the U.S. in a tax efficient manner are generally used for ongoing working capital, including the need to purchase inventories, capital expenditures and other foreign business needs. In addition, local government regulations may restrict the Company's ability to move funds among various locations under certain circumstances. Management does not believe such restrictions would limit the Company's ability to pursue its intended business strategy.

As of June 29, 2024, there were $745.5 million of borrowings outstanding under the Credit Facility and $0.9 million in letters of credit issued, and $415.1 million outstanding under the Securitization Program. During fiscal 2024, the Company had an average daily balance outstanding under the Credit Facility of approximately $1.17 billion and $596.7 million under the Securitization Program. As of June 29, 2024, the combined availability under the Credit Facility and the Securitization Program was $844.5 million. Availability under the Securitization Program is subject to the Company having sufficient eligible trade accounts receivable in the United States to support desired borrowings.

The Company has the following contractual obligations outstanding as of June 29, 2024 (in millions):

| Contractual Obligations | Total | Payments due by period | | | |
		Less than 1 year	1-3 years	3-5 years	More than 5 years
Long-term debt obligations[1]	$ 2,910.9	$ 492.7	$ 550.0	$ 1,245.5	$ 622.7
Interest expense on long-term debt obligations[2]	493.9	134.9	211.0	78.2	69.8
Operating lease obligations[3]	266.8	60.0	81.0	41.8	84.0

[1]   Includes amounts due within one year and excludes unamortized discount and issuance costs on debt.

[2]   Represents interest expense due on debt by using fixed interest rates for fixed rate debt and assuming the same interest rate at the end of fiscal 2024 for variable rate debt.

[3]   Excludes imputed interest on operating lease liabilities.

The Company purchases inventories in the normal course of business throughout the year through the issuance of purchase orders to suppliers. During fiscal 2024, the Company's cost of sales, substantially all of which related to the underlying purchase of inventories was $21.0 billion and the Company had $5.5 billion of inventories as of June 29, 2024. The Company expects to continue to purchase sufficient inventory to meet its customers' demands in fiscal year 2025, some of which relates to outstanding purchase orders at the end of fiscal 2024. Outstanding purchase orders with suppliers may be non-cancellable/non-returnable at the point such orders are issued, or may become non-cancellable at some point in the future, typically within 30 days to 90 days from the requested delivery date of inventories.

At June 29, 2024, the Company had an estimated liability for income tax contingencies of $130.3 million, which is not included in the above table. No cash payments associated with the settlement of these liabilities are expected to be paid within the next 12 months. The settlement period for the remaining amount of the unrecognized tax benefits, including related accrued interest and penalties, cannot be determined, and therefore was not included in the table.

As of June 29, 2024, the Company may repurchase up to an aggregate of $153.7 million of shares of the Company's common stock through the share repurchase program approved by the Board of Directors. The Company may repurchase stock from time to time at the discretion of management, subject to strategic considerations, market conditions including share price and other factors. The Company may terminate or limit the share repurchase program at any time without prior notice. During fiscal 2024, the Company repurchased $164.8 million of common stock.

The Company has historically paid quarterly cash dividends on shares of its common stock, and future dividends are subject to approval by the Board of Directors. During the fourth quarter of fiscal 2024, the Board of Directors approved a dividend of $0.31 per share, which resulted in $27.8 million of dividend payments during the quarter.

The Company continually monitors and reviews its liquidity position and funding needs. Management believes that the Company's ability to generate operating cash flows through the liquidation of working capital in the future and available borrowing capacity, including capacity for the non-recourse sale of trade accounts receivable, will be sufficient to meet its future liquidity needs. Additionally, the Company believes that it has sufficient access to additional liquidity from the capital markets if necessary.

Critical Accounting Policies

The Company's consolidated financial statements have been prepared in accordance with GAAP. The preparation of these consolidated financial statements requires the Company to make estimates and assumptions that affect the reported amounts of assets, liabilities, sales and expenses. These estimates and assumptions are based upon the Company's continual evaluation of available information, including historical results and anticipated future events. Actual results may differ materially from these estimates.

The Securities and Exchange Commission defines critical accounting policies as those that are, in management's view, most important to the portrayal of the Company's financial condition and results of operations and that require significant judgments and estimates. Management believes the Company's most critical accounting policies at the end of fiscal 2024 relate to the valuation of inventories and accounting for income taxes.

Valuation of Inventories

Inventories are recorded at the lower of cost or estimated net realizable value. Inventory cost includes the purchase price of finished goods and any freight cost incurred to receive the inventory into the Company's distribution centers. The Company's inventories include electronic components sold into changing, cyclical, and competitive markets, so inventories may decline in market value or become obsolete.

The Company regularly evaluates inventories for expected customer demand, obsolescence, current market prices, and other factors that may render inventories less marketable. Write-downs are recorded so that inventories reflect the estimated net realizable value and take into account the Company's contractual provisions with its suppliers, which may provide certain protections to the Company for product obsolescence and price erosion in the form of rights of return, stock rotation rights, obsolescence allowances, industry specific supplier rebate programs and price protections. Because of the large number of products and suppliers and the complexity of managing the process around price protections, supplier rebate programs and stock rotations, estimates are made regarding the net realizable value of inventories. Additionally, assumptions about future demand and market conditions, as well as decisions to discontinue certain product lines, impact the evaluation of whether to write-down inventories. If future demand changes or actual market conditions are less favorable than assumed, then management evaluates whether additional write-downs of inventories are required. In any case, actual net realizable values could be different from those currently estimated.

Accounting for Income Taxes

Management's judgment is required in determining income tax expense, unrecognized tax benefit liabilities, deferred tax assets and liabilities, and valuation allowances recorded against net deferred tax assets. Recovering net deferred tax assets depends on the Company's ability to generate sufficient future taxable income in certain jurisdictions. In addition, when assessing the need for valuation allowances, the Company considers historic levels and types of income, expectations and risk associated with estimates of future taxable income, and ongoing prudent and feasible tax planning strategies. If the Company determines that it cannot realize all or part of its deferred tax assets in the future, it may record additional valuation allowances against the deferred tax assets with a corresponding increase to income tax expense in the period such determination is made. Similarly, if the Company determines that it can realize all or part of its deferred tax assets that have an associated valuation allowance established, the Company may release a valuation allowance with a corresponding benefit to income tax expense in the period such determination is made.

The Company establishes contingent liabilities for potentially unfavorable outcomes of positions taken on certain tax matters. These liabilities are based on management's assessment of whether a tax benefit is more likely than not to be sustained upon examination by tax authorities. The anticipated and actual outcomes of these matters may differ, which may result in changes in estimates to such unrecognized tax benefit liabilities. To the extent such changes in estimates are necessary, the Company's effective tax rate may fluctuate. In accordance with the Company's accounting policy, accrued interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense.

In determining the Company's income tax expense, management considers current tax regulations in the numerous jurisdictions in which it operates, including the impact of tax law and regulation changes in the jurisdictions the Company operates in. The Company exercises judgment for interpretation and application of such current tax regulations. Changes to such tax regulations or disagreements with the Company's interpretation or application by tax authorities in any of the Company's major jurisdictions may have a significant impact on the Company's income tax expense.

See Note 9, "Income taxes" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion on income tax expense, valuation allowances and unrecognized tax benefits.

Recently Issued Accounting Pronouncements

In December 2023, the FASB issued ASU No. 2023-09, *Income Taxes (Topic 740): Improvements to Tax Disclosures* ("ASU No. 2023-09"), which updates income tax disclosures related to the effective income tax rate reconciliation and requires disclosure of income taxes paid by jurisdiction. ASU No. 2023-09 also provides further disclosure comparability. ASU No. 2023-09 will be effective for the Company in fiscal year 2026 and early adoption is permitted. The Company is currently evaluating the impact of adopting ASU No. 2023-09 on its disclosures.

In November 2023, the FASB issued ASU No. 2023-07, *Segment reporting (Topic 280): Improvements to Reportable Segment Disclosures* ("ASU No. 2023-07") which improves segment disclosure requirements, primarily through increased disclosures about significant segment expenses. ASU No. 2023-07 will be effective for the Company in fiscal year 2025, and interim periods beginning in fiscal year 2026 with early adoption permitted. The Company is currently evaluating the impact of adopting ASU No. 2023-07 on its disclosures.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company seeks to reduce earnings and cash flow volatility associated with changes in interest rates and foreign currency exchange rates by entering financial arrangements, from time to time, that are intended to provide an economic hedge against all, or a portion of, the risks associated with such volatility. The Company continues to have exposure to such risks to the extent they are not economically hedged.

The following table sets forth the scheduled maturities of the Company's debt outstanding at June 29, 2024 (dollars in millions):

	Fiscal Year						
	2025	2026	2027	2028	2029	Thereafter	Total
Liabilities:							
Fixed rate debt[1]	$ 2.7	$ 550.0	$ —	$ 500.0	$ —	$ 622.7	$ 1,675.4
Floating rate debt	$ 490.0	$ —	$ —	$ 745.5	$ —	$ —	$ 1,235.5

(1) Excludes unamortized discounts and issuance costs.

The following table sets forth the carrying value and fair value of the Company's debt and the average interest rates at June 29, 2024, and July 1, 2023 (dollars in millions):

	Carrying Value at June 29, 2024	Fair Value at June 29, 2024	Carrying Value at July 1, 2023	Fair Value at July 1, 2023
Liabilities:				
Fixed rate debt[1]	$ 1,675.4	$ 1,621.1	$ 1,650.0	$ 1,567.5
Average interest rate	5.0 %		5.0 %	
Floating rate debt.	$ 1,235.5	$ 1,235.5	$ 1,423.0	$ 1,423.0
Average interest rate	5.5 %		5.3 %	

(1) Excludes unamortized discounts and issuance costs. Fair value was estimated primarily based upon quoted market prices for the Company's public long-term notes.

Many of the Company's subsidiaries purchase and sell products in currencies other than their functional currencies, which subjects the Company to the risks associated with fluctuations in currency exchange rates. The Company uses economic hedges to reduce this risk utilizing natural hedging (i.e., offsetting receivables and payables in the same foreign currency) and creating offsetting positions through the use of derivative financial instruments (primarily forward foreign currency exchange contracts typically with maturities of less than 60 days, but no longer than one year). The Company continues to have exposure to foreign currency risks to the extent they are not economically hedged. The Company adjusts any economic hedges to fair value within the same line item in the consolidated statements of operations as the remeasurement of the underlying assets or liabilities being economically hedged. Therefore, the changes in valuation of the underlying items being economically hedged are offset by the changes in fair value of the forward foreign exchange contracts. A hypothetical 10% change in foreign currency exchange rates under the forward foreign currency exchange contracts outstanding at June 29, 2024, would result in an increase or decrease of approximately $30.0 million to the fair value of the forward foreign exchange contracts, which would generally be offset by an opposite effect on the underlying exposure being economically hedged. See Note 2, "Derivative financial instruments" to the Company's consolidated financial statements included in Item 8 of this Annual Report on Form 10-K for further discussion on derivative financial instruments.

Item 8. Financial Statements and Supplementary Data

Index to Financial Statements

Schedules other than that above have been omitted because they are not applicable, or the required information is shown in the financial statements or notes thereto

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Avnet, Inc.:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Avnet, Inc. and subsidiaries (the Company) as of June 29, 2024 and July 1, 2023, the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended June 29, 2024, and the related notes and financial statement schedule II (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of June 29, 2024, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of June 29, 2024 and July 1, 2023, and the results of its operations and its cash flows for each of the years in the three-year period ended June 29, 2024, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of June 29, 2024 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Evaluation of accounting for income taxes

As discussed in Notes 1 and 9 to the consolidated financial statements, the Company recognized $203.2 million of deferred tax assets, net, and income tax expense of $133.6 million as of and for the year ended June 29, 2024. The Company conducts business globally and consequently is subject to U.S. federal, state, and local income taxes as well as foreign income taxes in many of the jurisdictions in which it operates. The Company exercises judgment for the interpretation and application of such current tax regulations.

We identified the evaluation of accounting for income taxes as a critical audit matter. Evaluating the Company's application of current tax regulations in various foreign jurisdictions and the impact of those regulations on foreign, U.S. federal, state and local income tax provisions required complex auditor judgment and the use of tax professionals with specialized skills.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's income tax process, including controls related to the application of current tax regulations in the various tax jurisdictions and impact on the Company's tax provisions. We involved tax professionals with specialized skills and knowledge in various tax jurisdictions, who assisted in evaluating the Company's analyses over the application of current tax regulations and the Company's interpretation of tax laws and regulations in those jurisdictions.

/s/ KPMG LLP

We have served as the Company's auditor since 2002.

Phoenix, Arizona
August 14, 2024

AVNET, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

	June 29, 2024	July 1, 2023
	(Thousands, except share amounts)	
ASSETS		
Current assets:		
Cash and cash equivalents	$ 310,941	$ 288,230
Receivables	4,391,187	4,763,788
Inventories	5,468,730	5,465,031
Prepaid and other current assets	199,694	233,804
Total current assets	10,370,552	10,750,853
Property, plant and equipment, net	568,169	441,557
Goodwill	780,984	780,629
Operating lease assets	208,971	221,698
Other assets	280,471	282,422
Total assets	$ 12,209,147	$ 12,477,159
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Short-term debt	$ 492,711	$ 70,636
Accounts payable	3,345,510	3,373,820
Accrued expenses and other	573,055	753,130
Short-term operating lease liabilities	53,993	51,792
Total current liabilities	4,465,269	4,249,378
Long-term debt	2,406,629	2,988,029
Long-term operating lease liabilities	173,886	190,621
Other liabilities	237,859	297,462
Total liabilities	7,283,643	7,725,490
Commitments and contingencies (Note 13)		
Shareholders' equity:		
Common stock $1.00 par; authorized 300,000,000 shares; issued 89,045,996 shares and 91,504,053 shares, respectively	89,046	91,504
Additional paid-in capital	1,721,369	1,691,334
Retained earnings	3,601,812	3,378,212
Accumulated other comprehensive loss	(486,723)	(409,381)
Total shareholders' equity	4,925,504	4,751,669
Total liabilities and shareholders' equity	$ 12,209,147	$ 12,477,159

See notes to consolidated financial statements.

AVNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands, except per share amounts)		
Sales	$ 23,757,129	$ 26,536,881	$ 24,310,708
Cost of sales	20,990,687	23,354,738	21,345,317
Gross profit	2,766,442	3,182,143	2,965,391
Selling, general and administrative expenses	1,869,525	1,967,305	1,994,847
Russian-Ukraine conflict related expenses	—	—	26,261
Restructuring, integration, and other expenses	52,550	28,038	5,272
Operating income	844,367	1,186,800	939,011
Other (expense) income, net	(15,736)	9,908	(5,302)
Interest and other financing expenses, net	(282,867)	(250,869)	(100,375)
Gain on legal settlements and other	86,499	37,037	—
Income before taxes	632,263	982,876	833,334
Income tax expense	133,564	212,048	140,955
Net income	$ 498,699	$ 770,828	$ 692,379
Earnings per share:			
Basic	$ 5.51	$ 8.37	$ 7.02
Diluted	$ 5.43	$ 8.26	$ 6.94
Shares used to compute earnings per share:			
Basic	90,567	92,043	98,662
Diluted	91,837	93,368	99,819
Cash dividends paid per common share	$ 1.24	$ 1.16	$ 1.00

See notes to consolidated financial statements.

AVNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Net income	$ 498,699	$ 770,828	$ 692,379
Other comprehensive income (loss), net of tax:			
Foreign currency translation and other	(60,434)	64,486	(324,139)
Cross-currency swap	6,608	(22,849)	—
Pension adjustments	(23,516)	30,230	(3,362)
Total other comprehensive (loss) income, net of tax	(77,342)	71,867	(327,501)
Total comprehensive income, net of tax	$ 421,357	$ 842,695	$ 364,878

See notes to consolidated financial statements.

AVNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
Years Ended June 29, 2024, July 1, 2023, and July 2, 2022

	Common Stock-Shares	Common Stock-Amount	Additional Paid-In Capital	Retained Earnings	Accumulated Other Comprehensive (Loss) Income	Total Shareholders' Equity
				(Thousands)		
Balance, July 3, 2021	99,601	$ 99,601	$ 1,622,160	$ 2,516,170	$ (153,747)	$ 4,084,184
Net income	—	—	—	692,379	—	692,379
Translation adjustments and other	—	—	—	—	(324,139)	(324,139)
Pension liability adjustments, net of tax of $582.	—	—	—	—	(3,362)	(3,362)
Cash dividends ($1.00 per share).	—	—	—	(98,490)	—	(98,490)
Repurchases of common stock	(4,676)	(4,676)	—	(188,660)	—	(193,336)
Stock-based compensation.	777	777	34,747	—	—	35,524
Balance, July 2, 2022	95,702	95,702	1,656,907	2,921,399	(481,248)	4,192,760
Net income	—	—	—	770,828	—	770,828
Translation adjustments and other	—	—	—	—	64,486	64,486
Pension liability adjustments, net of tax of $8,146	—	—	—	—	30,230	30,230
Cross-currency swap	—	—	—	—	(22,849)	(22,849)
Cash dividends ($1.16 per share).	—	—	—	(106,325)	—	(106,325)
Repurchases of common stock	(5,085)	(5,085)	—	(207,690)	—	(212,775)
Stock-based compensation.	887	887	34,427	—	—	35,314
Balance, July 1, 2023	91,504	91,504	1,691,334	3,378,212	(409,381)	4,751,669
Net income	—	—	—	498,699	—	498,699
Translation adjustments and other	—	—	—	—	(60,434)	(60,434)
Pension liability adjustments, net of tax of $7,648	—	—	—	—	(23,516)	(23,516)
Cross-currency swap	—	—	—	—	6,608	6,608
Cash dividends ($1.24 per share).	—	—	—	(111,963)	—	(111,963)
Repurchases of common stock, including $1,652 of excise tax	(3,293)	(3,293)	—	(163,136)	—	(166,429)
Stock-based compensation.	835	835	30,035	—	—	30,870
Balance, June 29, 2024	89,046	$ 89,046	$ 1,721,369	$ 3,601,812	$ (486,723)	$ 4,925,504

See notes to consolidated financial statements.

AVNET, INC. AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Cash flows from operating activities:			
Net income	$ 498,699	$ 770,828	$ 692,379
Non-cash and other reconciling items:			
Depreciation and amortization	86,708	88,613	102,326
Amortization of operating lease assets	53,796	54,392	52,881
Deferred income taxes	(9,749)	(37,060)	(52,513)
Stock-based compensation	33,496	38,781	36,738
Other, net	15,800	52,142	34,116
Changes in (net of effects from businesses acquired and divested):			
Receivables	316,218	(461,117)	(1,132,039)
Inventories	(51,203)	(1,173,124)	(1,218,871)
Accounts payable	4,496	(75,943)	1,131,225
Accrued expenses and other, net	(258,277)	28,785	134,448
Net cash flows provided by (used for) operating activities	689,984	(713,703)	(219,310)
Cash flows from financing activities:			
Issuance of notes, net of discounts	—	498,615	299,973
Repayments of public notes	—	—	(354,336)
Borrowings (repayments) under accounts receivable securitization, net	(140,700)	258,000	274,900
Borrowings (repayments) under senior unsecured credit facility, net	(43,277)	728,182	—
Borrowings (repayments) under bank credit facilities and other debt, net	27,491	(96,209)	235,047
Repurchases of common stock	(162,723)	(221,730)	(184,382)
Dividends paid on common stock	(111,963)	(106,325)	(98,490)
Other, net	(2,627)	(5,777)	(16,653)
Net cash flows (used for) provided by financing activities	(433,799)	1,054,756	156,059
Cash flows from investing activities:			
Purchases of property, plant and equipment	(226,478)	(194,674)	(48,900)
Proceeds from liquidation of Company owned life insurance policies	—	—	90,384
Other, net	994	(16,877)	9,815
Net cash flows (used for) provided by investing activities	(225,484)	(211,551)	51,299
Effect of currency exchange rate changes on cash and cash equivalents	(7,990)	5,035	(34,046)
Cash and cash equivalents:			
— increase (decrease)	22,711	134,537	(45,998)
— at beginning of period	288,230	153,693	199,691
— at end of period	$ 310,941	$ 288,230	$ 153,693

Additional cash flow information (Note 15)

See notes to consolidated financial statements.

AVNET, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation — The accompanying consolidated financial statements include the accounts of Avnet, Inc. and all of its majority-owned and controlled subsidiaries (the "Company" or "Avnet"). All intercompany and intracompany accounts and transactions have been eliminated.

Reclassifications — Certain prior period amounts have been reclassified or combined to conform to the current period presentation.

Fiscal year — The Company operates on a "52/53 week" fiscal year, which ends on the Saturday closest to June 30th. Fiscal 2024, 2023 and 2022 contain 52 weeks. Unless otherwise noted, all references to "fiscal" or "year" shall mean the Company's fiscal year.

Management estimates — The preparation of financial statements in conformity with generally accepted accounting principles in the United States of America ("GAAP") requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities, reported amounts of sales and expenses and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements. Actual results could differ materially from those estimates.

Cash and cash equivalents — The Company considers all highly liquid investments with an original maturity of three months or less including money market funds to be cash equivalents.

Receivables – Receivables, predominately comprised of customer trade accounts, are reported at amortized cost, net of the allowance for credit losses in the consolidated balance sheets. The allowance for credit losses is a valuation account that is deducted from the receivables' amortized cost basis to present the net amount expected to be collected. The Company estimates the allowance for credit losses using relevant available information about expected credit losses, including information about historical credit losses, past events, current conditions, and other factors which may affect the collectability of receivables. Adjustments to historical loss information are made for differences in current receivable specific risk characteristics, such as changes in customer behavior, economic and industry changes, or other relevant factors. Expected credit losses are estimated on a pooled basis when similar risk characteristics exist.

Inventories — Inventories, comprised principally of finished goods, are stated at the lower of cost or net realizable value. Inventory cost includes the purchase price of finished goods and any freight cost incurred to receive the inventory into the Company's distribution centers. The Company regularly reviews the cost of inventory against its estimated net realizable value, considering historical experience and any contractual rights of return, stock rotations, vendor rebates, excess, and obsolescence allowances, or price protections provided by the Company's suppliers. It records the lower of cost or net realizable value write-down if any inventories have a cost in excess of such inventories' estimated net realizable value.

Depreciation, amortization and useful lives — The Company reports property, plant, and equipment at cost, less accumulated depreciation. Cost includes the price paid to acquire or construct the assets, required installation costs, interest capitalized during the construction period, and any expenditure that substantially adds to the value or substantially extends the useful life of an existing asset. Additionally, the Company capitalizes qualified costs related to software obtained or developed for internal use as a component of property, plant, and equipment. Software obtained for

internal use has generally been enterprise-level business operations, logistics, and finance software that is customized to meet the Company's specific operational requirements. The Company begins depreciation and amortization ("depreciation") for property, plant, and equipment when an asset is both in the location and condition for its intended use.

Property, plant, and equipment is depreciated using the straight-line method over its estimated useful lives. The estimated useful lives for property, plant, and equipment are typically as follows: buildings (30 years); machinery, fixtures and equipment (2-10 years); information technology hardware and software (2-10 years); and leasehold improvements (over the applicable lease term or economic useful life, if shorter).

The Company amortizes intangible assets acquired in business combinations or asset combinations using the straight-line method over the estimated economic useful lives of the intangible assets from the date of acquisition, which is generally between 5-10 years.

Long-lived asset impairment — Long-lived assets, including property, plant, equipment, intangible assets and operating lease assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. For purposes of recognition and measurement of an impairment loss, long-lived assets are grouped with other assets and liabilities at the lowest level for which identifiable cash flows are largely independent of the cash flows of other assets and liabilities ("asset group"). An impairment is recognized when the estimated undiscounted cash flows expected to result from the use of the asset group and its eventual disposition is less than its carrying amount. An impairment is measured as the amount by which an asset group's carrying value exceeds its estimated fair value. The Company considers a long-lived asset to be abandoned when it has ceased use of such abandoned asset and if the Company has no intent to use or repurpose the asset in the future. The Company continually evaluates the carrying value and the remaining economic useful life of long-lived assets and adjusts the carrying value and remaining useful life when appropriate.

Leases — Substantially all the Company's leases are classified as operating leases and are predominately related to real property for distribution centers, office space, and integration facilities, with a lease term of up to 14 years. The Company's equipment leases are primarily for automobiles, distribution center equipment and office equipment, which are not material to the consolidated financial statements.

The Company determines if an arrangement contains a lease at inception. Lease right-of-use assets ("Operating lease assets") and associated liabilities ("Operating lease liabilities") are recognized at the commencement date of the lease based on the present value of lease payments over the lease term. Certain lease agreements may include one or more options to extend or terminate a lease. Lease terms are inclusive of these options if it is reasonably certain that the Company will exercise such options.

The Company's leases generally do not provide an implicit borrowing rate, as such, the discount rate used to calculate present value is based upon an estimate of the Company's secured borrowing rate, which varies based on the lease term and the currency of the lease payments. Lease cost is recognized on a straight-line basis over the lease term and is included as a component of "Selling, general, and administrative expenses" in the consolidated statements of operations. Lease payments are primarily fixed; however, certain lease agreements contain variable payments, which are expensed as incurred and not included in the measurement of operating lease assets and liabilities.

Goodwill — Goodwill represents the excess of the purchase price of acquired businesses over the estimated fair value assigned to the individual assets acquired and liabilities assumed. The Company does not amortize goodwill, but instead tests goodwill for impairment at least annually in the fourth quarter. If necessary, the Company records any impairment resulting from such goodwill impairment testing as a component of operating expenses. Impairment testing is performed at the reporting unit level, which is defined as the same, or one level below, an operating segment. The Company will perform an interim impairment test between required annual tests if facts and circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit that has goodwill is less than its carrying value.

In performing goodwill impairment testing, the Company may first make a qualitative assessment of whether it is more-likely-than-not that a reporting unit's fair value is less than its carrying value. If the qualitative assessment indicates it is more-likely-than-not that a reporting unit's fair value is not greater than its carrying value, the Company must perform a quantitative impairment test. The Company defines the fair value of a reporting unit as the price that would be received to sell the reporting unit as a whole in an orderly transaction between market participants as of the impairment test date. To determine the fair value of a reporting unit, the Company uses the income methodology of valuation, which includes the discounted cash flow method, and the market methodology of valuation, which considers values of comparable businesses to estimate the fair value of the Company's reporting units.

Significant management judgment is required when estimating the fair value of the Company's reporting units from a market participant perspective (including forecasting of future operating results and the discount rates used in the discounted cash flow method of valuation) and in the selection of comparable businesses and related market multiples that are used in the market method of valuation. If the estimated fair value of a reporting unit exceeds the carrying value assigned to that reporting unit, goodwill is not impaired. If the reverse is true, then the Company measures a goodwill impairment loss based on such difference.

The Company evaluates each quarter if facts and circumstances indicate that it is more-likely-than-not that the fair value of its reporting units is less than their carrying value, which would require the Company to perform an interim goodwill impairment test. Indicators the Company evaluates to determine whether an interim goodwill impairment test is necessary include, but are not limited to, (i) a sustained decrease in share price or market capitalization as of any fiscal quarter end, (ii) changes in macroeconomic or industry environments, (iii) the results of, and the amount of time passed since, the last goodwill impairment test, and (iv) the long-term expected financial performance of its reporting units.

Foreign currency translation — The assets and liabilities of foreign operations are translated into U.S. Dollars at the exchange rates in effect at each balance sheet date, with the related translation adjustments reported as a separate component of shareholders' equity and comprehensive income (loss). Results of operations are translated using the average exchange rates prevailing throughout the reporting period. Transactions denominated in currencies other than the functional currency of the Avnet subsidiaries that are party to the transactions are remeasured at exchange rates in effect at each balance sheet date or upon settlement of the transaction. Gains and losses from such remeasurements are recorded in the consolidated statements of operations as a component of "Other expense, net."

Income taxes — The Company follows the asset and liability method of accounting for income taxes. Deferred income tax assets and liabilities are recognized for the estimated future tax impact of differences between the consolidated financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred income tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred income tax assets and liabilities of a change in tax rates is recognized within income tax expense in the period in which the new tax rate is enacted. Based upon historical and estimated levels of future taxable income and analysis of other key factors, the Company may increase or decrease a valuation allowance against its deferred tax assets, as deemed necessary, to adjust such assets to their estimated net realizable value.

The Company establishes contingent liabilities for potentially unfavorable outcomes of positions taken on certain tax matters. These liabilities are based on management's assessment of whether a tax benefit is more-likely-than-not to be sustained upon examination by the relevant tax authorities. Differences between the estimated and actual outcomes of these matters may result in future changes in estimates to such unrecognized tax benefits. Any such changes in estimates may impact the Company's effective tax rate. In accordance with the Company's accounting policies, accrued interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense.

Revenue recognition — Revenue is recognized at the point at which control of the underlying products are transferred to the customer, which includes determining whether products are distinct and separate performance obligations. For electronic component and related product sales, transfer of control to the customer generally occurs upon product shipment, but it may occur at a later date depending on the agreed upon sales terms (such as delivery at the customer's designated location, or when products that are consigned at customer locations are consumed). In limited instances, where products are not in stock and delivery times are critical, product is purchased from the supplier and drop-shipped to the customer. The Company typically takes control of the products when shipped by the supplier and then recognizes revenue when control of the product transfers to the customer. The Company does not have material product warranty obligations, because the assurance type product warranties provided by the component manufacturers are passed through to the Company's customers.

For contracts related to the specialized manufacture of products for customers with no alternative use and for which the Company has an enforceable right to payment, including a reasonable profit margin, the Company recognizes revenue over time as control of the products transfer through the manufacturing process. The contract assets associated with such specialized manufacturing products are not material.

Revenue is measured as the amount of consideration the Company expects to receive in exchange for transferring products. The Company estimates different forms of variable consideration at the time of sale based on historical experience, current conditions, and contractual obligations. Revenue is recorded net of customer discounts and rebates. When the Company offers the right or has a history of accepting returns of product, historical experience is utilized to establish a liability for the estimate of expected returns and an asset for the right to recover the product expected to be returned. These adjustments are made in the same period as the underlying sales transactions.

The Company considers the following indicators amongst others when determining whether it is acting as a principal in the contract where revenue would be recorded on a gross basis: (i) the Company is primarily responsible for fulfilling the promise to provide the specified products or services; (ii) the Company has control of inventory and the related inventory risk before the specified products have been transferred to a customer or after transfer of control to the customer; and (iii) the Company has discretion in establishing the price for the specified products. If a transaction does not meet the Company's indicators of being a principal in the transaction, then the Company is acting as an agent in the transaction and the associated revenues are recognized on a net basis.

The Company has contracts with certain customers where the Company's performance obligation is to arrange for the products or services to be provided by another party. In these arrangements, as the Company assumes an agency relationship in the transaction, revenue is recognized in the amount of the net fee associated with serving as an agent. These arrangements primarily relate to the sale of electronic component supply chain services or to a lesser extent supplier software services.

Sales tax and other tax amounts collected from customers for remittance to governmental authorities are excluded from revenue. The Company accounts for shipping and handling of product as a fulfillment activity. The Company does not have any payment terms that exceed one year from the point it has satisfied the related performance obligations. Tariffs are included in sales as the company has enforceable rights to additional consideration to cover the cost of tariffs. Other taxes imposed by governmental authorities on the company's revenue producing activities with customers, such as sales taxes and value added taxes, are excluded from net sales.

Vendor allowances and consideration — Consideration received from suppliers for price protection, product rebates, sell through incentives, marketing/promotional activities, or any other programs are recorded when earned (under the terms and conditions of such supplier programs) as adjustments to product costs or selling, general and administrative expenses, depending upon the nature and contractual requirements related to the consideration received. Some of these supplier programs require management to make estimates and may extend over multiple periods.

Comprehensive income (loss) — Comprehensive income (loss) represents net income for the year adjusted for certain changes in shareholders' equity. Accumulated comprehensive income (loss) items impacting comprehensive income (loss) includes foreign currency translation, unrealized gains and losses on derivative instruments designated and qualifying as net investment hedges, and the impact of the Company's pension liability adjustments, net of tax.

Stock-based compensation — The Company measures stock-based payments at fair value and generally recognizes the associated operating expense in the consolidated statements of operations over the requisite service period. A stock-based payment is considered vested for accounting expense attribution purposes when the employee's retention of the award is no longer contingent on providing continued service. Accordingly, the Company recognizes all stock-based compensation expense for awards granted to retirement eligible employees over the period from the grant date to the date retirement eligibility is achieved, if less than the stated requisite service period. The expense attribution approach for retirement eligible employees does not affect the overall amount of compensation expense recognized, but instead accelerates the recognition of such expense.

Restructuring and exit activities — The determination of when the Company accrues for involuntary termination benefits under restructuring plans depends on whether the termination benefits are provided under an on-going benefit arrangement or under a one-time benefit arrangement. The Company accounts for on-going benefit arrangements in accordance with Accounting Standards Codification 712 ("ASC 712") *Nonretirement Postemployment Benefits* and accounts for one-time benefit arrangements in accordance with ASC 420 *Exit or Disposal Cost Obligations*. If applicable, the Company records such costs into operating expense over the terminated employee's future service period beyond any minimum retention period. Other costs associated with restructuring or exit activities may include contract termination costs and impairments of long-lived assets, which are expensed in accordance with ASC 420 *Exit or Disposal Cost Obligations* and ASC 360 *Property, Plant and Equipment*, respectively.

Gain on legal settlements — The Company recognizes gains on legal settlements only when such gains are realized or realizable.

Concentration of credit risk — Financial instruments that potentially subject the Company to a concentration of credit risk principally consist of cash and cash equivalents, marketable securities, and trade accounts receivable. The Company invests its excess cash primarily in overnight time deposits and institutional money market funds with highly rated financial institutions. To reduce credit risk, management performs ongoing credit evaluations of its customers' financial condition and, in some instances, has obtained credit insurance coverage to reduce such risk. The Company maintains reserves for potential credit losses from customers, but has not historically experienced material losses related to individual customers or groups of customers in any particular end market or geographic area.

Fair value — The Company measures financial assets and liabilities at fair value based upon an exit price, representing the amount that would be received from the sale of an asset, or paid to transfer a liability, in an orderly transaction between market participants. ASC 820, *Fair Value Measurements*, requires inputs used in valuation techniques for measuring fair value on a recurring or non-recurring basis be assigned to a hierarchical level as follows: Level 1 are observable inputs that reflect quoted prices for identical assets or liabilities in active markets; Level 2 are observable market-based inputs or unobservable inputs that are corroborated by market data; and, Level 3 are unobservable inputs that are not corroborated by market data. During fiscal 2024, 2023, and 2022, there were no transfers of assets measured at fair value between the three levels of the fair value hierarchy. The carrying amounts of the Company's financial instruments, including cash equivalents, receivables, and accounts payable approximate their fair values at June 29, 2024, due to the short-term nature of these assets and liabilities. At June 29, 2024, and July 1, 2023, the Company had $14.1 million and $3.7 million, respectively, of cash equivalents that were measured at fair value based upon Level 1 criteria.

Investments — Equity investments in businesses or start-up companies ("ventures") are accounted for using the equity method if the investment provides the Company the ability to exercise significant influence, but not control, over the ventures. All other equity investments, which consist of investments for which the Company does not possess the ability to exercise significant influence over the ventures, are measured at fair value, using quoted market prices, or at cost minus impairment, if any, plus or minus changes resulting from observable price changes when fair value is not readily determinable. Investments in ventures are included in "Other assets" in the Company's consolidated balance sheets. Changes in fair value, including impairments for investments in ventures, if any, are recorded in "Other expense, net" in the Company's consolidated statements of operations. As of June 29, 2024, the Company's investment in a venture was $23.5 million.

Environmental liabilities — The Company accrues for environmental liabilities when it is probable that obligations have been incurred and the associated amounts can be reasonably estimated. The Company uses a third-party specialist to assist in appropriately measuring its obligations associated with environmental liabilities. Such liabilities are adjusted as new information develops or circumstances change. The Company does not discount its environmental liabilities as the timing of the anticipated cash payments is not fixed or readily determinable. The Company's estimate of its potential liability is independent of any potential recovery of insurance proceeds or indemnification arrangements and the Company's environmental liabilities have not been reduced for potential insurance recoveries.

Recently adopted accounting pronouncements — In September 2022, the FASB issued ASU No. 2022-04, *Liabilities (subtopic 405-50): Supplier Finance Programs* ("ASU No. 2022-04") to enhance the transparency of certain supplier finance programs to assist financial statement users in understanding the effect of such programs on a company's working capital, liquidity, and cash flows. The new guidance requires qualitative and quantitative disclosure sufficient to enable users of the financial statements to understand the nature, activity during the period, changes from period to period, and potential magnitude of such programs. The Company adopted this guidance in the first quarter of fiscal 2024, except for the amendment on roll-forward information, which is effective for the Company in fiscal 2025. The Company's adoption of ASU No. 2022-04 did not have a material impact on the Company's consolidated financial statements.

2. Derivative financial instruments

Many of the Company's subsidiaries purchase and sell products in currencies other than their functional currencies, which subjects the Company to the risks associated with fluctuations in currency exchange rates. This foreign currency exposure relates primarily to international transactions where the currency collected from customers can be different from the currency used to purchase from suppliers. The Company's foreign operations transactions are denominated primarily in the following currencies: U.S. Dollar, Euro, British Pound, Japanese Yen, Chinese Yuan, Taiwan Dollar, Canadian Dollar and Mexican Peso. The Company also, to a lesser extent, has foreign operations transactions in other EMEA and Asian foreign currencies.

The Company uses economic hedges to reduce this risk utilizing natural hedging (i.e., offsetting receivables and payables in the same foreign currency) and creating offsetting positions using of derivative financial instruments (primarily forward foreign exchange contracts typically with maturities of less than 60 days, but no longer than one year). The Company continues to have exposure to foreign currency risks to the extent they are not economically hedged. The fair value of forward foreign exchange contracts is based on Level 2 criteria under the ASC 820 fair value hierarchy. The Company's master netting and other similar arrangements with various financial institutions related to derivative financial instruments allow for the right of offset. The Company's policy is to present derivative financial instruments with the same counterparty as either a net asset or liability when the right of offset exists. Under the Company's economic hedging policies, gains and losses on the derivative financial instruments are classified within the same line item in the consolidated statements of operations as the remeasurement of the underlying assets or liabilities being economically hedged.

In fiscal 2023, the Company entered into a fixed-to-fixed rate cross currency swap (the "cross-currency swap") with a notional amount of $500.0 million, or €472.6 million, that is set to mature in March 2028. The Company designated this derivative contract as a net investment hedge of its European operations and elected the spot method for measuring hedge effectiveness. Changes in fair value of the cross-currency swap is presented in "Accumulated other comprehensive loss" in the consolidated balance sheets. Amounts related to the cross-currency swap recognized directly in net income represent net periodic interest settlements and accruals, which are recognized in "Interest and other financing expenses, net," on the consolidated statements of operations. The fair value of the cross-currency swaps is based on Level 2 criteria under the ASC 820 fair value hierarchy.

The Company uses these derivative financial instruments to manage risks associated with foreign currency exchange rates and interest rates. The Company does not enter derivative financial instruments for trading or speculative purposes and monitors the financial stability and credit standing of its counterparties.

The locations and fair values of the Company's derivative financial instruments in the Company's consolidated balance sheets are as follows:

	June 29, 2024		July 1, 2023	
	(Thousands)			
Economic hedges				
Prepaid and other current assets	$	12,116	$	69,104
Accrued expenses and other	$	16,957	$	68,594
Cross-currency swap				
Other liabilities	$	16,241	$	22,849

The locations of derivative financial instruments on the Company's consolidated statements of operations are as follows:

		Years Ended					
		June 29, 2024		July 1, 2023		July 2, 2022	
		(Thousands)					
Economic hedges	Other (expense) income, net	$	(31,666)	$	40,454	$	(37,336)
Cross currency swap	Interest and other financing expense, net	$	4,536	$	1,635		—

3. Shareholders' equity

Accumulated comprehensive loss

The following table includes the balances within "Accumulated other comprehensive loss":

	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Accumulated translation adjustments and other	$ (382,801)	$ (328,975)	$ (370,612)
Accumulated pension liability adjustments, net of income taxes	(103,922)	(80,406)	(110,636)
Total accumulated other comprehensive loss	$ (486,723)	$ (409,381)	$ (481,248)

Substantially all amounts reclassified out of "Accumulated comprehensive loss, net of tax", to operating expenses during fiscal 2024, 2023, and 2022 related to net periodic pension costs as discussed further in Note 10.

Share repurchase program

During fiscal 2024, the Company repurchased 3.3 million shares under existing programs for a total cost of $164.8 million, excluding excise tax. As of June 29, 2024, the Company had $153.7 million remaining under its new share repurchase authorization.

Common stock dividend

During fiscal 2024, the Company paid dividends of $1.24 per common share and $112.0 million in total.

4. Working capital

Receivables

The Company's receivables and allowance for credit losses were as follows:

		June 29, 2024		July 1, 2023
		(Thousands)		
Receivables	$	4,499,691	$	4,876,631
Allowance for Credit Losses	$	(108,504)	$	(112,843)

The Company had the following activity in the allowance for credit losses during fiscal 2024 and fiscal 2023:

		June 29, 2024		July 1, 2023
		(Thousands)		
Balance at beginning of the period	$	112,843	$	113,902
Credit Loss Provisions		12,570		16,798
Credit Loss Recoveries		(1,584)		(931)
Receivables Write Offs		(14,060)		(18,552)
Foreign Currency Effect and Other		(1,265)		1,626
Balance at end of the period	$	108,504	$	112,843

Inventories

The Company's inventories are primarily comprised of electronic components purchased from the Company's suppliers, which are available for sale to customers in the normal course of the Company's electronic component distribution business. Classified within inventories are electronic components held for supply chain service engagements (components) where the Company is acting as an agent on behalf of an Original Equipment Manufacturer or in some cases the component supplier. Given that these supply chain services involve purchasing, warehousing and providing logistics services for components as part of the services, the Company classifies the underlying components within inventories on the consolidated balance sheets. Components held for supply chain services where the Company is acting as an agent represented approximately 7% and 8% of inventories as of June 29, 2024, and July 1, 2023, respectively.

5. Property, plant and equipment, net

Property, plant and equipment are recorded at cost, less accumulated depreciation, and consist of the following:

	June 29, 2024	July 1, 2023
	(Thousands)	
Buildings	$ 137,460	$ 108,236
Machinery, fixtures and equipment	275,171	259,745
Information technology hardware and software	903,812	884,448
Leasehold improvements	138,757	137,745
Depreciable property, plant and equipment, gross	1,455,200	1,390,174
Accumulated depreciation	(1,144,018)	(1,109,631)
Depreciable property, plant and equipment, net	311,182	280,543
Land	29,365	22,036
Construction in progress	227,622	138,978
Property, plant and equipment, net	$ 568,169	$ 441,557

Depreciation expense related to property, plant, and equipment, was $83.6 million, $82.6 million and $87.4 million in fiscal 2024, 2023, and 2022, respectively. Interest expense capitalized during fiscal 2024, 2023, and 2022 was not material.

6. Goodwill

Goodwill

The following table presents the change in goodwill balances by reportable segment for fiscal year 2024.

	Electronic Components	Farnell	Total
	(Thousands)		
Carrying value at July 1, 2023 [1]	$ 296,829	$ 483,800	$ 780,629
Foreign currency translation	(872)	1,227	355
Carrying value at June 29, 2024 [1]	$ 295,957	$ 485,027	$ 780,984

[1] Includes accumulated impairment of $1,482,677 from prior fiscal years.

7. Debt

Short-term debt consists of the following (in thousands):

	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
	Interest Rate		**Carrying Balance**	
Revolving credit facilities:				
Accounts receivable securitization program (due December 2024) . . .	6.19 %	—	$ 415,100	$ —
Other short-term debt	5.43 %	5.08 %	77,611	70,636
Short-term debt			$ 492,711	$ 70,636

The Company has a trade accounts receivable securitization program (the "Securitization Program") in the United States with a group of financial institutions. The Securitization Program allows the Company to transfer, on an ongoing revolving basis, an undivided interest in a designated pool of trade accounts receivable, to provide security or collateral for borrowings of up to $700.0 million. The Securitization Program does not qualify for off balance sheet accounting treatment and any borrowings under the Securitization Program are recorded as debt in the consolidated balance sheets. Under the Securitization Program, the Company legally sells and isolates certain U.S. trade accounts receivable into a wholly owned and consolidated bankruptcy remote special purpose entity. Such receivables, which are recorded within "Receivables" in the consolidated balance sheets, totaled $1.05 billion and $1.27 billion at June 29, 2024, and July 1, 2023, respectively. The Securitization Program contains certain covenants relating to the quality of the receivables sold. There were $415.1 million and $555.8 million borrowings outstanding under the Securitization Program as of June 29, 2024, and as of July 1, 2023, respectively.

Other short-term debt consists of various committed and uncommitted lines of credit and other forms of bank debt with financial institutions utilized primarily to support the ongoing working capital requirements of the Company, including its foreign operations.

Long-term debt consists of the following (in thousands):

	June 29, 2024	July 1, 2023	June 29, 2024	July 1, 2023
	Interest Rate		**Carrying Balance**	
Revolving credit facilities:				
Accounts receivable securitization program	—	5.99 %	$ —	$ 555,800
Credit Facility	5.05 %	4.85 %	745,480	796,552
Other long-term debt.	4.74 %	—	22,748	—
Public notes due:				
April 2026	4.63 %	4.63 %	550,000	550,000
May 2031.	3.00 %	3.00 %	300,000	300,000
June 2032.	5.50 %	5.50 %	300,000	300,000
March 2028	6.25 %	6.25 %	500,000	500,000
Long-term debt before discount and debt issuance costs			2,418,228	3,002,352
Discount and debt issuance costs – unamortized			(11,599)	(14,323)
Long-term debt.			$ 2,406,629	$ 2,988,029

The Company has a five-year $1.50 billion revolving credit facility (the "Credit Facility") with a syndicate of banks, which expires in August 2027. It consists of revolving credit facilities and the issuance of up to $200.0 million of letters of credit and up to $300.0 million of loans in certain approved currencies. Under the Credit Facility, the Company may select from various interest rate options, currencies, and maturities. The Credit Facility contains certain covenants including various limitations on debt incurrence, share repurchases, dividends, investments, and capital expenditures. The Credit Facility also includes a financial covenant requiring the Company to maintain a leverage ratio not to exceed a certain threshold, which the Company was in compliance with as of June 29, 2024. At June 29, 2024, and July 1, 2023, there were $0.9 million in letters of credit issued under the Credit Facility.

Aggregate debt maturities for the next five fiscal years and thereafter are as follows (in thousands):

2025	$ 492,711
2026	550,000
2027	—
2028	1,245,480
2029	—
Thereafter	622,748
Subtotal	2,910,939
Discount and debt issuance costs – unamortized	(11,599)
Total debt	$ 2,899,340

At June 29, 2024, the carrying value and fair value of the Company's total debt was $2.90 billion and $2.85 billion, respectively. At July 1, 2023, the carrying value and fair value of the Company's total debt was $3.06 billion and $2.98 billion, respectively. Fair value for the public notes was estimated based upon quoted market prices (Level 1) and, for other forms of debt, fair value approximates carrying value due to the market based variable nature of the interest rates on those debt facilities (Level 2).

8. Accrued expenses and other

Accrued expenses and other consist of the following:

	June 29, 2024	July 1, 2023
	(Thousands)	
Accrued salaries and benefits	$ 213,641	$ 253,790
Accrued operating costs	184,007	203,083
Accrued interest and banking costs	34,811	86,162
Accrued restructuring costs	24,660	16,011
Accrued income taxes	46,143	93,521
Accrued property, plant and equipment	20,451	28,771
Accrued other	49,342	71,792
Total accrued expenses and other	$ 573,055	$ 753,130

9. Income taxes

The components of income tax expense ("tax provision") are included in the table below. The tax provision for deferred income taxes results from temporary differences arising primarily from net operating losses, inventories valuation, receivables valuation, suspended interest deductions, certain accrued amounts, and depreciation and amortization, net of any changes to valuation allowances.

	Years Ended		
	June 29, 2024	**July 1, 2023**	**July 2, 2022**
	(Thousands)		
Current:			
Federal	$ 50,428	$ 64,224	$ 58,512
State and local	4,519	7,865	8,871
Foreign	94,663	173,450	126,522
Total current taxes	149,610	245,539	193,905
Deferred:			
Federal	(16,452)	(15,422)	(32,424)
State and local	86	2,606	(22,320)
Foreign	320	(20,675)	1,794
Total deferred taxes	(16,046)	(33,491)	(52,950)
Income tax expense	$ 133,564	$ 212,048	$ 140,955

The tax provision is computed based upon income before income taxes from both U.S. and foreign operations. U.S. income before income taxes was $186.6 million, $250.8 million and, $197.1 million, in fiscal 2024, 2023, and 2022, respectively, and foreign income before income taxes was $445.6 million, $732.1 million, and $636.3 million, in fiscal 2024, 2023, and 2022, respectively.

On August 16, 2022, the U.S. government enacted the Inflation Reduction Act of 2022 (the "IRA"). The IRA includes various tax provisions, including a 15% corporate minimum income tax rate ("CAMT"), expanded tax credits for clean energy incentives, and 1% excise tax on corporate stock repurchases. The CAMT is effective for tax periods beginning with fiscal 2024. The company has evaluated the applicability and determined that there is no CAMT liability in fiscal 2024. In addition, the Company purchased $36.6 million of transferable federal tax credits in fiscal 2024.

The Organization for Economic Co-operation and Development (OECD) has recently enacted a new global minimum tax framework known as Pillar Two. These rules have been agreed to by most OECD members. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of Pillar Two rules. The Company will be subject to Pillar Two rules starting in fiscal 2025. The Company does not currently expect Pillar Two taxes to have a significant impact on its income tax expense. The Company is continuing to evaluate the potential impacts of proposed and enacted legislative changes as new guidance becomes available.

The Company asserts that all of its unremitted foreign earnings are permanently reinvested, and any unrecorded liabilities related to this assertion are not material.

Reconciliations of the U.S. federal statutory income tax rate to the effective income tax rates are as follows:

| | Years Ended | | |
	June 29, 2024	July 1, 2023	July 2, 2022
U.S. federal statutory rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal benefit	0.9	0.9	1.1
Tax on foreign income, net of valuation allowances.	(2.1)	0.5	(1.7)
Establishment/release of valuation allowances, net of U.S. tax expense.	0.8	0.5	(5.8)
Change in unrecognized tax benefit reserves	0.1	(0.5)	(0.6)
Tax audit settlements.	0.3	0.3	0.2
Impact of surrender of Company owned life insurance policies	—	—	1.4
Impact on foreign currency translation loss	—	(1.2)	—
Other, net	0.1	0.1	1.3
Effective tax rate	21.1 %	21.6 %	16.9 %

Tax rates on foreign income represents the impact of the difference between foreign rates and the U.S. federal statutory rate applied to foreign income or loss, foreign income taxed in the U.S. at rates other than its statutory rate, and the impact of valuation allowances previously established against the Company's otherwise realizable foreign deferred tax assets, which are primarily net operating loss carry-forwards.

Avnet's effective tax rate on income before income taxes was 21.1% in fiscal 2024 as compared with an effective tax rate of 21.6% on fiscal 2023 income before income taxes. Included in the fiscal 2024 effective tax rate are U.S. state taxes, tax expense related to the increase to valuation allowances against the deferred tax assets and the impact of mix of income in lower tax jurisdictions.

The Company applies the guidance in ASC 740 *Income Taxes*, which requires management to use its judgment to the appropriate weighting of all available evidence when assessing the need for the establishment or the release of valuation allowances. As part of this analysis, the Company examines all available evidence on a jurisdiction-by-jurisdiction basis and weighs the positive and negative evidence when determining the need for full or partial valuation allowances. The evidence considered for each jurisdiction includes, among other items: (i) the historic levels and types of income or losses over a range of time periods, which may extend beyond the most recent three fiscal years depending upon the historical volatility of income in an individual jurisdiction; (ii) expectations and risks associated with underlying estimates of future taxable income, including considering the historical trend of down-cycles in the Company's served industries; (iii) jurisdictional specific limitations on the utilization of deferred tax assets, including when such assets expire; and (iv) prudent and feasible tax planning strategies.

The significant components of deferred tax assets and liabilities, included in "Other assets" on the consolidated balance sheets, are as follows:

	June 29, 2024	July 1, 2023
	(Thousands)	
Deferred tax assets:		
Federal, state and foreign net operating loss carry-forwards	$ 207,087	$ 211,719
Depreciation and amortization	18,501	15,311
Inventories valuation	19,022	11,525
Operating lease liabilities	51,581	56,424
Receivables valuation	18,417	13,946
Interest deductions	51,388	39,175
Various accrued liabilities and other	103,346	101,713
	469,342	449,813
Less — valuation allowances	(216,179)	(207,744)
	253,163	242,069
Deferred tax liabilities:		
Operating lease assets	(49,956)	(54,799)
Net deferred tax assets	$ 203,207	$ 187,270

The change in valuation allowances in fiscal 2024 from fiscal 2023 was related to a $10.4 million increase resulting from current year activities, and a $2.0 million decrease resulting from changing foreign exchange rates.

As of June 29, 2024, the Company had net operating and capital loss carry-forwards of approximately $988.4 million, of which $15.5 million will expire during fiscal 2025 and fiscal 2026, $211.0 million have expiration dates ranging from fiscal 2027 to fiscal 2043, and the remaining $761.9 million have no expiration date. A significant portion of these losses are not expected to be realized in the foreseeable future and have valuation allowances against them. The carrying value of the Company's net operating and capital loss carry-forwards depends on the Company's ability to generate sufficient future taxable income in certain tax jurisdictions.

Estimated liabilities for unrecognized tax benefits are included in "Accrued expenses and other" and "Other liabilities" on the consolidated balance sheets. These contingent liabilities relate to various tax matters that result from uncertainties in the application of complex income tax regulations in the numerous jurisdictions in which the Company operates. As of June 29, 2024, unrecognized tax benefits were $130.3 million. The estimated liability for unrecognized tax benefits included accrued interest expense and penalties of $29.6 million and $27.7 million, net of applicable state tax benefits, as of the end of fiscal 2024 and 2023, respectively.

Reconciliations of the beginning and ending liability balances for unrecognized tax benefits, excluding interest and penalties, are as follows:

	June 29, 2024	July 1, 2023
	(Thousands)	
Balance at beginning of year	$ 102,841	$ 109,285
Additions for tax positions taken in prior periods	86	6,086
Reductions for tax positions taken in prior periods	(3,242)	(3,485)
Additions for tax positions taken in current period	6,814	7,523
Reductions related to settlements with taxing authorities	(1,862)	(2,873)
Reductions related to the lapse of applicable statutes of limitations	(3,427)	(14,691)
Adjustments related to foreign currency translation	(549)	996
Balance at end of year	$ 100,661	$ 102,841

The evaluation of uncertain income tax positions requires management to estimate the ability of the Company to sustain its position with applicable tax authorities and estimate the final benefit to the Company. If the actual outcomes differ from the Company's estimates, there could be an impact on income tax expense in the period in which the position is settled, the applicable statutes of limitations expire, or new information becomes available, as the impact of these events are recognized in the period in which they occur. It is difficult to estimate the period in which the amount of a tax position will change as settlement may include administrative and legal proceedings beyond the Company's control. The effects of settling tax positions with tax authorities and statute expirations may significantly impact the estimate for unrecognized tax benefits. Within the next twelve months, the Company estimates that approximately $55.3 million of these liabilities for unrecognized tax benefits will be settled by the expiration of the statutes of limitations or through settlements with the tax authorities. No cash payment related to the settlement of these contingencies is expected.

The Company conducts business globally and consequently files income tax returns in numerous jurisdictions, including those listed in the following table. It is also routinely subject to audit in these and other countries. The Company is no longer subject to audit in its major jurisdictions for periods prior to fiscal 2016. The years remaining subject to audit, by major jurisdiction, are as follows:

Jurisdiction	Fiscal Year
United States (Federal and state)	2016, 2017, 2019 - 2024
Taiwan	2019 - 2024
Hong Kong	2018 - 2024
Germany	2019 - 2024
Singapore	2019 - 2024
Belgium	2021 - 2024
United Kingdom	2021 - 2024
Canada	2017 - 2024

10. Pension and retirement plans

Pension Plan

The Company has a noncontributory defined benefit pension plan that covers substantially all current or former U.S. Employees (the "Plan").

The Plan meets the definition of a defined benefit plan and, as a result, the Company applies ASC 715 pension accounting to the Plan.

The following table outlines changes in benefit obligations, plan assets, and the funded status of the Plan as of the end of fiscal 2024 and 2023:

	June 29, 2024	July 1, 2023
	(Thousands)	
Changes in benefit obligations:		
Benefit obligations at beginning of year	$ 471,401	$ 614,359
Service cost	10,252	12,015
Interest cost	24,579	26,730
Actuarial loss (gain)	1,202	(43,407)
Benefits paid	(36,591)	(21,785)
Settlements paid	—	(116,511)
Benefit obligations at end of year	$ 470,843	$ 471,401
Changes in plan assets:		
Fair value of plan assets at beginning of year	$ 504,348	$ 638,894
Actual return on plan assets	4,948	(4,250)
Benefits paid	(36,591)	(21,785)
Settlements paid	—	(116,511)
Contributions	8,000	8,000
Fair value of plan assets at end of year	$ 480,705	$ 504,348
Funded status of the plan recognized as a non-current asset	$ 9,862	$ 32,947
Amounts recognized in accumulated other comprehensive loss:		
Unrecognized net actuarial losses	$ 185,284	$ 148,867
Unamortized prior service cost	20	23
	$ 185,304	$ 148,890
Other changes in plan assets and benefit obligations recognized in other comprehensive income:		
Net actuarial loss	$ 36,195	$ 9,702
Amortization of net actuarial losses	(222)	(2,469)
Amortization of prior service costs	(4)	(4)
Net loss recognized due to benefit obligation settlement	—	(37,350)
	$ 35,969	$ (30,121)

Included in "Accumulated other comprehensive loss" at June 29, 2024, is $185.3 million of net actuarial losses that have not yet been recognized in net periodic pension cost, of which $5.1 million is expected to be recognized as a component of net periodic pension cost during fiscal 2025.

Assumptions used to calculate actuarial present values of benefit obligations are as follows:

	2024	2023
Discount rate	5.5 %	5.4 %

The discount rate selected by the Company for the Plan reflects the current rate at which the underlying liability could be settled at the measurement date as of June 29, 2024. The estimated discount rate in fiscal 2024 and fiscal 2023 was based on the spot yield curve approach, which applies the individual spot rates from a highly rated bond yield curve to each future year's estimated cash flows.

The weighted-average assumptions used to determine net benefit costs are as follows:

	2024	2023
Discount rate	5.4 %	4.6 %
Expected return on plan assets	7.0 %	7.0 %
Rate of compensation increase	3.5 %	3.5 %
Interest crediting rate	4.0 %	4.0 %

Components of net periodic pension cost for the Plan during the last three fiscal years are as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Service cost within selling, general and administrative expenses	$ 10,252	$ 12,015	$ 15,007
Interest cost	24,579	26,730	15,787
Expected return on plan assets	(39,941)	(48,860)	(49,135)
Amortization of prior service cost	4	4	4
Recognized net actuarial loss	223	2,469	16,343
Net loss recognized due to benefit obligation settlement	—	37,350	—
Total net periodic pension (benefit) cost within other (expense) income, net	(15,135)	17,693	(17,001)
Net periodic pension (benefit) cost	$ (4,883)	$ 29,708	$ (1,994)

The Company made $8.0 million of contributions in fiscal 2024 and fiscal 2023, and expects to make approximately $8.0 million of contributions in fiscal 2025.

Benefit payments are expected to be paid to Plan participants as follows for the next five fiscal years and the aggregate for the five years thereafter (in thousands):

2025	$ 50,415
2026	39,238
2027	40,181
2028	42,244
2029	42,962
2030 through 2034	209,704

The Plan's assets are held in trust and were invested as follows as of the measurement date at the end of fiscal 2024 and 2023:

	2024	2023
Equity securities	69 %	67 %
Fixed income debt securities	29 %	30 %
Cash and cash equivalents	2 %	3 %

The general investment objectives of the Plan are to maximize returns through a diversified investment portfolio to earn annualized returns that exceed the long-term cost of funding the Plan's pension obligations while maintaining reasonable and prudent levels of risk. The expected return on the Plan's assets in fiscal 2025 is currently 7.5%, which is the average rate of earnings expected on the funds invested or to be invested to provide for the benefits included in the benefit obligation based upon the targeted investment allocations. In making this assumption, the Company evaluated expectations regarding future rates of return for the investment portfolio, along with the historical and expected distribution of investments by asset class and the historical rates of return for each of those asset classes. The mix of return seeking and fixed income investments is typically diversified. The Plan's assets do not include any investments in Avnet common stock. As of June 29, 2024, the Company's target allocation for the Plan's investment portfolio is for return seeking investments to represent approximately 65% of the investment portfolio. The majority of the remaining investment portfolio is invested in fixed income investments, which typically have lower risks, but also lower returns.

The following table sets forth the fair value of the Plan's investments as of June 29, 2024:

	Level 1	Level 2	Level 3	Net Asset Value	Total
			(Thousands)		
Cash and cash equivalents	$ 8,586	$ —	$ —	$ —	$ 8,586
Return Seeking Investments:					
Common stocks.....................	—	—	—	151,936	151,936
Real estate	—	—	—	95,974	95,974
High yield credit and bonds	—	—	—	85,064	85,064
Fixed Income Investments:					
U.S. government....................	—	—	—	102,542	102,542
Corporate.........................	—	—	—	36,603	36,603
Total	$ 8,586	$ —	$ —	$ 472,119	$ 480,705

Certain investments included in the table above are measured at fair value using the net asset value per share (or its equivalent) practical expedient and are not included in the three levels of the fair value hierarchy.

The following table sets forth the fair value of the Plan's investments as of July 1, 2023:

	Level 1	Level 2	Level 3	Net Asset Value	Total
			(Thousands)		
Cash and cash equivalents	$ 15,389	$ —	$ —	$ —	$ 15,389
Return Seeking Investments:					
Common stocks.....................	—	—	—	138,533	138,533
Real estate	—	—	—	108,936	108,936
High yield credit and bonds	—	—	—	90,767	90,767
Fixed Income Investments:					
U.S. government....................	—	—	—	118,456	118,456
Corporate.........................	—	—	—	32,267	32,267
Total	$ 15,389	$ —	$ —	$ 488,959	$ 504,348

Each of these investments may be redeemed without restrictions in the normal course of business and there were no material unfunded commitments as of June 29, 2024.

11. Leases

The components of lease cost related to the Company's operating leases were as follows (in thousands):

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Operating lease cost	$ 63,514	$ 67,478	$ 68,664
Variable lease cost	29,560	21,422	25,737
Total lease cost	$ 93,074	$ 88,900	$ 94,401

Future minimum operating lease payments as of June 29, 2024, are as follows (in thousands):

Fiscal Year

2025	$ 59,985
2026	50,264
2027	30,700
2028	23,382
2029	18,440
Thereafter	84,000
Total future operating lease payments	266,771
Total imputed interest on operating lease liabilities	(38,892)
Total operating lease liabilities	$ 227,879

Other information pertaining to operating leases consists of the following:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
Operating Lease Term and Discount Rate			
Weighted-average remaining lease term in years	7.5	8.2	8.8
Weighted-average discount rate	3.8 %	3.8 %	3.8 %
Supplemental Cash Flow Information (in thousands)			
Cash paid for operating lease liabilities	$ 57,572	$ 58,111	$ 57,016
Operating lease assets obtained from new operating lease liabilities	$ 47,668	$ 48,038	$ 28,014

12. Stock-based compensation

The Company measures all stock-based payments at fair value and recognizes related expense within selling, general and administrative expenses in the consolidated statements of operations over the requisite service period (generally the vesting period). During fiscal 2024, 2023, and 2022, the Company recorded stock-based compensation expense of $33.5 million, $38.8 million, and $36.7 million, respectively, for all forms of stock-based compensation awards.

Stock plan

At June 29, 2024, the Company had 5.7 million shares of common stock reserved for stock-based payments, which consisted of 1.0 million shares for unvested or unexercised stock options, 3.4 million shares available for stock-based awards under plans approved by shareholders, and 1.3 million shares for restricted stock units and performance share units granted but not yet vested.

Stock options

There were no stock options granted in fiscal 2024 and 2023, and the stock-based compensation expense and unamortized stock-based compensation associated with stock options were not material.

Restricted stock units

Delivery of restricted stock units, and the associated compensation expense, is recognized over the vesting period and is generally subject to the employee's continued service to the Company, except for employees who are retirement eligible under the terms of the restricted stock units. As of June 29, 2024, 1.1 million shares previously awarded have not yet vested. Stock-based compensation expense associated with restricted stock units was $32.6 million, $30.5 million, and $29.5 million for fiscal years 2024, 2023, and 2022, respectively.

The following is a summary of the changes in non-vested restricted stock units during fiscal 2024:

	Shares		Weighted Average Grant-Date Fair Value
Non-vested restricted stock units at July 1, 2023	1,214,120	$	37.14
Granted	778,508		47.57
Vested	(829,907)		37.41
Forfeited	(78,134)		42.76
Non-vested restricted stock units at June 29, 2024	1,084,587	$	44.02

As of June 29, 2024, there was $21.2 million of total unrecognized compensation expense related to non-vested restricted stock units, which is expected to be recognized over a weighted-average period of 2.1 years. The total fair value of restricted stock units vested during fiscal 2024, 2023, and 2022, was $31.0 million, $28.6 million, and $26.6 million, respectively.

Performance share units

During fiscal 2024 and 2023, the Company granted 0.2 million performance share units. The Company granted no performance share units during fiscal 2022. During fiscal 2024, 2023, and 2022, the stock-based compensation expense associated with the performance share units was not material.

13. Commitments and contingencies

From time to time, the Company may become a party to, or be otherwise involved in, various lawsuits, claims, investigations and other legal proceedings arising in the ordinary course of conducting its business. While litigation is subject to inherent uncertainties, management does not anticipate that any such matters will have a material adverse effect on the Company's financial condition, liquidity, or results of operations.

The Company is also currently subject to various pending and potential legal matters and investigations relating to compliance with governmental laws and regulations. For certain of these matters, it is not possible to determine the ultimate outcome, and the Company cannot reasonably estimate the maximum potential exposure or the range of possible loss, particularly regarding matters in early stages. The Company currently believes that the resolution of such matters will not have a material adverse effect on the Company's financial position or liquidity, but could possibly be material to its results of operations in any single reporting period.

As of June 29, 2024, and July 1, 2023, the Company had aggregate undiscounted estimated liabilities of $17.2 million and $22.7 million, respectively, classified within accrued expenses and other for such compliance-related matters that were reasonably estimable as of such dates.

Gain on Legal Settlements and Other

During the first quarter of fiscal 2024 and during fiscal 2023, the Company recorded gains on legal settlements and other of $86.5 million and $74.4 million, respectively, in connection with the settlements of claims filed against certain manufacturers of capacitors. During fiscal 2024, the Company received $90.7 million in cash, of which $86.5 million related to the gain recognized in the first quarter. During fiscal 2023, the Company received $69.9 million in cash related to fiscal 2023 settlements. Gains from legal settlements were classified as operating cash flows in the Company's Consolidated Statements of Cash Flows.

14. Earnings per share

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands, except per share data)		
Numerator:			
Net income.	$ 498,699	$ 770,828	$ 692,379
Denominator:			
Weighted average common shares for basic earnings per share	90,567	92,043	98,662
Net effect of dilutive stock-based compensation awards	1,270	1,325	1,157
Weighted average common shares for diluted earnings per share	91,837	93,368	99,819
Basic earnings per share	$ 5.51	$ 8.37	$ 7.02
Diluted earnings per share	$ 5.43	$ 8.26	$ 6.94
Stock options excluded from earnings per share calculation due to an anti-dilutive effect	79	140	230

15. Additional cash flow information

The "Other, net" component of non-cash and other reconciling items within operating activities in the consolidated statements of cash flows consisted of the following during the last three fiscal years:

	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Provision for credit losses	$ 12,570	$ 16,798	$ 30,788
Periodic pension cost (benefit) [1]	(663)	30,424	(3,449)
Other, net	3,893	4,920	6,777
Total	$ 15,800	$ 52,142	$ 34,116

[1] Included net loss recognized due to benefit obligation settlement of $37,350 in fiscal 2023.

Non-cash investing and financing activities and supplemental cash flow information were as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Thousands)		
Non-cash Investing Activities:			
Capital expenditures incurred but not paid	$ 20,451	$ 28,771	$ 20,275
Non-cash Financing Activities:			
Unsettled share repurchases	$ 2,054	—	$ 8,955
Supplemental Cash Flow Information:			
Interest	$ 351,374	$ 261,586	$ 112,327
Income tax payments, net	$ 208,585	$ 216,780	$ 6,892

The Company includes book overdrafts as part of accounts payable on its consolidated balance sheets and reflects changes in such balances as part of cash flows from operating activities in its consolidated statements of cash flows.

16. Segment information

Electronic Components ("EC") and Farnell ("Farnell") are the Company's reportable segments ("operating groups").

		Years Ended				
		June 29, 2024		July 1, 2023		July 2, 2022
		(Millions)				
Sales:						
Electronic Components	$	22,160.0	$	24,802.6	$	22,503.3
Farnell		1,597.1		1,734.3		1,807.4
	$	23,757.1	$	26,536.9	$	24,310.7
Operating income:						
Electronic Components	$	947.6	$	1,179.6	$	872.0
Farnell		64.8		165.5		242.5
		1,012.4		1,345.1		1,114.5
Corporate		(112.3)		(124.2)		(128.9)
Restructuring, integration, and other expenses		(52.6)		(28.0)		(5.3)
Russian-Ukraine conflict related expenses		—		—		(26.3)
Amortization of acquired intangible assets and other		(3.1)		(6.1)		(15.0)
	$	844.4	$	1,186.8	$	939.0
Assets:						
Electronic Components	$	10,162.8	$	10,375.4	$	8,863.4
Farnell		1,707.9		1,659.0		1,371.1
Corporate		338.4		442.8		154.0
	$	12,209.1	$	12,477.2	$	10,388.5
Capital expenditures:						
Electronic Components	$	176.5	$	153.4	$	25.7
Farnell		49.9		41.2		23.1
Corporate		0.1		0.1		0.1
	$	226.5	$	194.7	$	48.9
Depreciation & amortization expense:						
Electronic Components	$	60.6	$	63.6	$	67.7
Farnell		26.0		24.8		31.3
Corporate		0.1		0.2		3.3
	$	86.7	$	88.6	$	102.3
Sales, by geographic area:						
Americas	$	5,919.2	$	6,807.7	$	5,896.0
EMEA		8,395.0		9,229.4		7,838.1
Asia		9,442.9		10,499.8		10,576.6
	$	23,757.1	$	26,536.9	$	24,310.7
Property, plant and equipment, net, by geographic area:						
Americas	$	109.7	$	105.3	$	115.4
EMEA		435.3		310.9		170.1
Asia		23.2		25.4		29.7
	$	568.2	$	441.6	$	315.2

Sales by country are as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Millions)		
Sales:			
Germany	$ 3,240.3	$ 3,892.2	$ 3,158.0
Belgium	1,422.6	1,549.6	1,367.1
Taiwan	4,032.4	4,233.3	4,635.0
China (including Hong Kong)	3,206.7	3,395.8	3,375.4
Singapore	1,298.4	1,497.0	1,317.1
Other	5,030.8	5,623.8	4,981.4
Total foreign	$ 18,231.2	$ 20,191.7	$ 18,834.0
United States	$ 5,525.9	$ 6,345.2	$ 5,476.7
Total	$ 23,757.1	$ 26,536.9	$ 24,310.7

Property, plant and equipment, net, by country are as follows:

	Years Ended		
	June 29, 2024	July 1, 2023	July 2, 2022
	(Millions)		
Property, plant and equipment, net:			
Germany	$ 307.7	$ 196.0	$ 67.6
United Kingdom	105.7	92.6	79.8
Belgium	14.0	15.5	16.7
Other	33.7	35.6	38.7
Total foreign	$ 461.1	$ 339.7	$ 202.8
United States	$ 107.1	$ 101.9	$ 112.4
Total	$ 568.2	$ 441.6	$ 315.2

17. Restructuring expenses

Fiscal 2024

During fiscal 2024, the Company incurred restructuring expenses primarily related to headcount reductions including from the planned closure of certain distribution centers intended to reduce future operating expenses. The following table presents the activity incurred during fiscal 2024:

	Severance	Asset Impairments	Other	Total
	(Thousands)			
Fiscal 2024 restructuring expenses	$ 38,493	$ 392	$ 582	$ 39,467
Cash payments	(14,549)	—	(582)	(15,131)
Non-cash amounts	—	(392)	—	(392)
Other, principally foreign currency translation	(106)	—	—	(106)
Balance at June 29, 2024	$ 23,838	$ —	$ —	$ 23,838

Severance expense recorded in fiscal 2024 related to the reduction, or planned reduction, of approximately 630 employees, primarily in operations, distribution centers, and business support functions. Of the $39.5 million in restructuring expenses recorded in fiscal 2024, $24.3 million related to EC, $9.7 million related to Farnell, and $5.5 million related to Corporate. The Company expects the majority of the remaining severance amounts to be paid by the end of December 2024

Fiscal 2023

During fiscal 2023, the Company incurred restructuring expenses primarily related headcount reductions and planned closure of certain distribution centers intended to reduce future operating expenses. The Company expects the majority of the remaining amounts to be paid by the end of 2024. The following table presents the activity during fiscal 2024 related to the remaining restructuring liabilities established during fiscal 2023:

	Severance		Facility Exit Costs		Total	
			(Thousands)			
Balance at July 1, 2023	$	15,507	$	504	$	16,011
Cash payments		(15,316)		—		(15,316)
Other, principally foreign currency translation		125		2		127
Balance at June 29, 2024	$	316	$	506	$	822

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A. Controls and Procedures

Disclosure Controls and Procedures

The Company's management, including its Chief Executive Officer and Chief Financial Officer, have evaluated the effectiveness of the Company's disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act")) as of the end of the reporting period covered by this report on Form 10-K. Based on such evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report on Form 10-K, the Company's disclosure controls and procedures are effective such that material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized, and reported, within the time periods specified by the Securities and Exchange Commission's rules and forms and is accumulated and communicated to management, including the Company's principal executive officer and principal financial officer, as appropriate to allow timely decisions regarding required disclosure.

Management's Report on Internal Control Over Financial Reporting

The Company's management, including its Chief Executive Officer and Chief Financial Officer, is responsible for establishing and maintaining adequate internal control over financial reporting as defined in Rules 13a-15(f) and 15(d)-15(f) under the Exchange Act. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes, in accordance with generally accepted accounting principles in the United States of America. Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, controls may become inadequate because of changes in conditions, or the degree of compliance with policies or procedures may deteriorate. Management conducted an evaluation of the effectiveness of the Company's internal control over financial reporting as of June 29, 2024. In making this assessment, management used the 2013 framework established in *Internal Control — Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission and concluded that the Company maintained effective internal control over financial reporting as of June 29, 2024.

The Company's independent registered public accounting firm, KPMG LLP, has audited the effectiveness of the Company's internal controls over financial reporting as of June 29, 2024, as stated in its audit report which is included herein.

Changes in Internal Control Over Financial Reporting

During the fourth quarter of fiscal 2024, there were no changes to the Company's internal control over financial reporting (as defined in Rules 13a-15(f) and 15(d)-15(f) of the Exchange Act) that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 9B. Other Information

During the three months ended June 29, 2024, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.

PART III

Item 10. *Directors, Executive Officers and Corporate Governance*

The Company has adopted an Insider Trading Policy governing the purchase, sale, and other dispositions of the Company's securities by its directors, officers, employees, and designated contractors, as well as by the Company itself. The Company believes that the policy is reasonably designed to promote compliance with applicable law and exchange listing standards regarding insider trading. A copy of the policy is filed as Exhibit 19.1 to the Annual Report.

Other information called for by Item 10 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders scheduled to be held on November 22, 2024.

Item 11. *Executive Compensation*

The information called for by Item 11 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders scheduled to be held on November 22, 2024.

Item 12. *Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters*

The information called for by Item 12 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders scheduled to be held on November 22, 2024.

Item 13. *Certain Relationships and Related Transactions, and Director Independence*

The information called for by Item 13 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Shareholders scheduled to be held on November 22, 2024.

Item 14. *Principal Accounting Fees and Services*

The information called for by Item 14 is incorporated in this Report by reference to the Company's definitive proxy statement relating to the Annual Meeting of Stockholders scheduled to be held on November 22, 2024.

PART IV

Item 15. *Exhibits and Financial Statement Schedules*

The financial statements and supplementary data are listed in the index included under Item 8 of this Report.

The exhibits listed below are filed as part of this report.

INDEX TO EXHIBITS

Exhibit Number	Exhibit
3.1	Restated Certificate of Incorporation of the Company (incorporated herein by reference to Exhibit 3(i) to the Company's Current Report on Form 8-K filed on February 12, 2001).
3.2	By-laws of the Company, as amended May 22, 2023 (incorporated herein by reference to Exhibit 3.1 to the Company's Current Report on Form 8-K filed on May 24, 2023).

4.1   Description of Registrant's Securities (incorporated herein by reference to Exhibit 4.1 to the Company's Annual Report on Form 10-K filed on August 15, 2019).

4.2   Indenture dated as of June 22, 2010, between the Company and Computershare Trust Company, National Association as successor to and Wells Fargo Bank, National Association, as Trustee, providing for the issuance of Debt Securities in one or more series (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on June 22, 2010).

4.3   Form of Officers' Certificate establishing the terms of the 4.625% Notes due 2026 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 22, 2016).

4.4   Form of Officer's Certificate setting forth the terms of the 3.00% Notes due 2031 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 5, 2021).

4.5   Form of Officer's Certificate setting forth the terms of the 5.50% Notes due 2032 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on May 16, 2022).

4.6   Form of Officers' Certificate setting forth the terms of the 6.25% Notes due 2028 (incorporated herein by reference to Exhibit 4.1 to the Company's Current Report on Form 8-K filed on March 8, 2023).

Note: The total amount of securities authorized under any other instrument that defines the rights of holders of the Company's long-term debt does not exceed 10% of the total assets of the Company and its subsidiaries on a consolidated basis. Therefore, these instruments are not required to be filed as exhibits to this Report. The Company agrees to furnish copies of such instruments to the Commission upon request.

Executive Compensation Plans and Arrangements

10.1   Letter Agreement between the Company and Philip R. Gallagher as Chief Executive Officer dated November 17, 2020 (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on January 29, 2021).

10.2   Letter Agreement between the Company and Kenneth Jacobson as Chief Financial Officer dated August 30, 2022 (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on September 6, 2022).

10.3   Form of Letter Agreement between the Company and Ken Arnold, Max Chan, Michael McCoy and Elizabeth McMullen (incorporated herein by reference to Exhibit 10.2 to the Company's Annual Report on Form 10-K filed on August 17, 2017).

10.4   Form of Change of Control Agreement between the Company and Philip Gallagher, Kenneth Jacobson, Ken Arnold, Max Chan, Michael McCoy, and Elizabeth McMullen (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on February 15, 2011).

10.5   Form of Indemnity Agreement between the Company and its directors and officers (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on November 3, 2023).

10.6   Avnet Executive Severance Plan (Effective as of August 10, 2017) (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on October 30, 2017).

10.7   Avnet Supplemental Executive Officers' Retirement Plan (2013 Restatement) (incorporated herein by reference to Exhibit 10.13 to the Company's Annual Report on Form 10-K filed on August 9, 2013).

10.8   Avnet Restoration Plan (2013 Restatement) (incorporated herein by reference to Exhibit 10.14 to the Company's Annual Report on Form 10-K filed on August 9, 2013).

10.12   Avnet, Inc. 2013 Stock Compensation and Incentive Plan:
              (a) Form of restricted stock unit term sheet
              (b) Form of nonqualified stock option term sheet
              (c) Form of performance-based stock option term sheet
              (d) Form of performance stock unit term sheet
              (incorporated herein by reference to Exhibit 10.15 to the Company's Annual Report on Form 10-K filed on August 17, 2017).

10.13   Avnet, Inc. 2016 Stock Compensation and Incentive Plan (Amended and Restated Effective as of May 8, 2018). (incorporated herein by reference to Exhibit 10.12 to the Company's Annual Report on Form 10-K filed on August 17, 2018). Refer to Exhibit 10.12, above, for the form of awards under the 2016 Stock Compensation and Incentive Plan.

10.14   Avnet, Inc. 2021 Stock Compensation and Incentive Plan (incorporated herein by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on April 29, 2022).

10.15   Avnet, Inc. 2021 Stock Compensation and Incentive Plan:
              (a) Form of Award Letter for Restricted Stock Unit Award
              (b) Form of Award Letter for Performance Stock Unit Award
              (c) Form of Award Letter for Nonqualified Stock Option Award
              (incorporated herein by reference to Exhibit 10.3 to the Company's Quarterly Report on Form 10-Q filed on April 29, 2022).

10.16   Avnet, Inc. Deferred Compensation Plan for Outside Directors (Amended and Restated Effective as of May 8, 2018) (incorporated herein by reference to Exhibit 10.5 to the Company's Annual Report on Form 10-K filed on August 17, 2018).

Bank Agreements

10.17   Securitization Program

              (a) Receivables Sale Agreement: (1) Second Amended and Restated Receivables Sale Agreement, dated August 16, 2018, between Avnet, Inc. and Avnet Receivables Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 17, 2018).

              (2) Amendment No. 1 to the Second Amended and Restated Receivables Sale Agreement, dated July 31, 2020, among Avnet, Inc. and Avnet Receivables Corporation (incorporated herein by reference to Exhibit 10.2 to the Company's Current Report on Form 8-K filed on August 6, 2020).

              (b) Receivables Purchase Agreement: (1) Fourth Amended and Restated Receivables Purchase Agreement, dated August 16, 2018, among Avnet, Inc., Avnet Receivables Corporation, the companies and financial institutions party thereto and Wells Fargo Bank, N.A., as agent (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 17, 2018).

(2) Amendment No. 1 to Fourth Amended and Restated Receivables Purchase Agreement, dated February 28, 2020, among Avnet, Inc., Avnet Receivables Corporation, the companies and financial institutions party thereto and Wells Fargo Bank, N.A., as agent (incorporated herein by reference to Exhibit 10.1 to the Company's Annual Report on Form 10-Q filed on May 1, 2020).

(3) Amendment No. 2 to the Fourth Amended and Restated Receivables Purchase Agreement, dated July 31, 2020, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 6, 2020).

(4) Amendment No. 3 to the Fourth Amended and Restated Receivables Purchase Agreement, dated July 30, 2021, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.18B4 to the Company's Annual Report on Form 10-K filed on August 12, 2022).

(5) Amendment No. 4 to the Fourth Amended and Restated Receivables Purchase Agreement, dated August 16, 2021, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 18, 2021).

(6) Amendment No. 5 to the Fourth Amended and Restated Receivables Purchase Agreement, dated January 10, 2022, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on April 29, 2022).

(7) Amendment No. 6 to the Fourth Amended and Restated Receivables Purchase Agreement, dated December 16, 2022, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on December 21, 2022).

(8) Amendment No. 7 to the Fourth Amended and Restated Receivables Purchase Agreement, dated May 12, 2023, among Avnet, Inc., Avnet Receivables Corporation, Wells Fargo Bank, N.A., as agent, and the companies and financial institutions party thereto (incorporated herein by reference to Exhibit 10.17B8 to the Company's Annual Report on Form 10-K filed on August 18, 2023).

10.18   Credit Facility

(a) Amended and Restated Credit Agreement dated as of June 28, 2018, among Avnet, Inc., each subsidiary of the Company party thereto, Bank of America, N.A., as administrative agent, and each lender party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on July 2, 2018).

(b) Amendment No. 1 to the Amended and Restated Credit Agreement, dated August 4, 2020, among Avnet, Inc, Avnet Holding Europe BVBA, Bank of America, N.A., as administrative agent, and the lenders party thereto (incorporated herein by reference to Exhibit 10.3 to the Company's Current Report on Form 8-K filed on August 6, 2020).

(c) Amendment No. 2 to the Amended and Restated Credit Agreement, dated December 21, 2021, among Avnet, Inc., Avnet Holdings Europe BVBA and Bank of America, N.A., as administrative agent (incorporated herein by reference to Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q filed on January 28, 2022).

(d) Second Amended and Restated Credit Agreement dated as of August 2, 2022, among Avnet, Inc., each subsidiary of the Company party thereto, Bank of America, N.A. as the administrative agent, and each lender party thereto (incorporated herein by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed on August 3, 2022).

(e) Amendment No. 1 to the Second Amended and Restated Credit Agreement, dated as of November 29, 2022, among Avnet, Inc., each subsidiary of the Company party thereto, Bank of America, N.A., as the administrative agent, and each lender party thereto (incorporated by reference to Exhibit 10.2 to the Company's Quarterly Report on Form 10-Q filed on February 3, 2023).

19.1	*	Insider Trading Policy, updated as of June 1, 2024.
21.1	*	List of subsidiaries of the Company as of June 29, 2024.
23.1	*	Consent of KPMG LLP.
24.1	*	Power of Attorney (incorporated by reference to the signature page of this Annual Report on Form 10-K).
31.1	*	Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	*	Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
32.1	**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	**	Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	*	Amended and Restated Incentive-Based Compensation Recoupment Policy, effective as of July 1, 2023.
101.INS	*	Inline XBRL Instance Document.
101.SCH	*	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	*	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.LAB	*	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	*	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
101.DEF	*	Inline XBRL Taxonomy Extension Definition Linkbase Document.
104	*	Cover Page Interactive Data File (formatted as Inline XBRL with applicable taxonomy extension information contained in Exhibits 101).

---

*   Filed herewith.

**   Furnished herewith.

Item 16. *Form 10-K Summary*

Not applicable.

AVNET, INC. AND SUBSIDIARIES

VALUATION AND QUALIFYING ACCOUNTS
Years Ended June 29, 2024, July 1, 2023, and July 2, 2022

Account Description	Balance at Beginning of Period	Charged to Expense (Income)	Charged to Other Accounts (Thousands)	Deductions	Balance at End of Period
Fiscal 2024					
Allowance for credit losses	$ 112,843	$ 12,570	$ —	$ (16,909)(a)	$ 108,504
Valuation allowance on tax loss carry-forwards	207,744	10,462 (b)	(2,027)(c)	—	216,179
Fiscal 2023					
Allowance for credit losses	113,902	16,798	—	(17,857)(a)	112,843
Valuation allowance on tax loss carry-forwards	207,889	4,530 (b)	(4,675)(c)	—	207,744
Fiscal 2022					
Allowance for credit losses	88,160	47,990 (d)	—	(22,248)(a)	113,902
Valuation allowance on tax loss carry-forwards	293,569	(65,208)(e)	(20,472)(f)	—	207,889

(a) Primarily represents uncollectible receivables written off and the impact of changes in foreign currency rates during the fiscal year.

(b) Primarily represents impact of current year activities.

(c) Primarily related to impact of foreign currency exchange on valuation allowances.

(d) Amount includes $17,202 of credit loss provisions associated with accounts receivable from Russian customers that are no longer considered collectible.

(e) Primarily represents net release of valuation allowance and impact of current year activities.

(f) Primarily related to impact of pension-related other comprehensive income and foreign currency exchange on valuation allowances.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AVNET, INC.

Date: August 14, 2024   By: /s/ PHILIP R. GALLAGHER

Philip R. Gallagher
Chief Executive Officer

Each person whose signature appears below hereby authorizes and appoints each of Phil R. Gallagher and Kenneth A. Jacobson his or her attorneys-in-fact, for him or her in all capacities, to sign any amendments to this Report, and to file the same, with exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that said attorneys-in-fact, or their substitute, may do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on August 14, 2024.

Signature	Title
/s/ PHILIP R. GALLAGHER Philip R. Gallagher	Chief Executive Officer and Director (Principal Executive Officer)
/s/ RODNEY C. ADKINS Rodney C. Adkins	Chair of the Board and Director
/s/ CARLO BOZOTTI Carlo Bozotti	Director
/s/ BRENDA L. FREEMAN Brenda L. Freeman	Director
/s/ JO ANN JENKINS Jo Ann Jenkins	Director
/s/ OLEG KHAYKIN Oleg Khaykin	Director
/s/ JAMES A. LAWRENCE James A. Lawrence	Director
/s/ ERNEST MADDOCK Ernest Maddock	Director
/s/ AVID MODJTABAI Avid Modjtabai	Director
/s/ ADALIO T. SANCHEZ Adalio T. Sanchez	Director
/s/ KENNETH A. JACOBSON Kenneth A. Jacobson	Chief Financial Officer (Principal Financial Officer)